Form 10-K405, Exhibit 13
period 1999-01-31
GETTY PETROLEUM MARKETING INC /MD/
filed 1999-04-30
CIK 1025742

                                                                     Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


-------------------------------------------------------------------------------

Getty Petroleum     OVERVIEW AND OUTLOOK
Marketing Inc.      Getty Petroleum Marketing Inc., a Maryland corporation (the
and Subsidiaries    "Company"), was formed on October 1, 1996 as a wholly-owned subsidiary of Getty Petroleum Corp., the successor to which is now known as Getty Realty Corp. ("Realty"). Realty separated its petroleum marketing business from its real estate business with each business to be conducted by a separate, New York Stock Exchange listed company. In order to effect the separation of these businesses, Realty transferred to the Company the assets and liabilities of its petroleum marketing business and the New York Mid-Hudson
                    Valley heating oil business, and on March 21, 1997 distributed all of the common shares of the Company to the stockholders of Realty.

                         The Company is one of the nation's largest independent
                    marketers of petroleum products. It distributes, markets and sells gasoline and diesel fuel to the general public through a network of 1,263 Getty and other branded retail outlets located in 12 Northeastern and Middle-Atlantic states, certain of which also have convenience food stores. The Company also sells gasoline, fuel oil, diesel fuel and kerosene in truckload and barge quantities on a wholesale basis. The Company purchases its gasoline, fuel oil and related petroleum products from a number of Northeast and Middle-Atlantic suppliers. These products are delivered by cargo ship, barge, pipeline and truck to the Company's 10 storage and distribution terminals and bulk plants, all of which are located in the Company's distribution region. The Company distributes and markets its products to retail outlets through its distribution network, its truck transportation fleet and also through common carriers. The Company engages in activities such as negotiating the prices and terms in connection with the purchase of petroleum products, developing the prices, terms and methods of selling the products to its customers, monitoring compliance by the service station and convenience store operators with its retail standards program and providing marketing services to the operators.

                         The Company also derives revenues from its heating oil
                    business, which involves the purchase, storage, transportation and sale of fuel oil, kerosene and propane, and oil burner and related services to residential and commercial customers in the New York Mid-Hudson Valley region.

                         Petroleum products are commodities whose prices depend
                    on numerous factors beyond the Company's control including global, national and regional factors and, accordingly, such prices may vary substantially over time. From time to time, competitive market conditions may limit the Company's ability to pass on to its customers large, rapid changes in the price the Company pays for its products and, accordingly, its operating margins may vary substantially. Because the Company's operating margins may vary significantly from time to time while certain of its expenses do not, its earnings may fluctuate substantially.

                    RESULTS OF OPERATIONS
                    Fiscal year ended January 31, 1999 compared to fiscal year ended January 31, 1998

                         Sales and operating revenues for the year ended January
                    31, 1999 ("fiscal 1999") were $660.8 million as compared with $891.1 million for the year ended January 31, 1998 ("fiscal 1998"). The 25.9% decrease in sales and operating revenues was primarily due to a 19.2% decrease in sales prices and a 9.5% decrease in sales volume. Total gallonage sold in fiscal 1999 decreased by 101.3 million gallons to
                    959.2 million gallons, primarily because of the termination of a wholesale supply contract as of December 31, 1997. Wholesale gallonage sold decreased by 134.8 million gallons or 57.9% to 98.1 million gallons and heating oil decreased by 2.7 million gallons or 10.3% to 24.0 million gallons, principally due to warmer weather. These gallonage declines were partially offset by an increase in retail gallonage sold of 36.2 million gallons or 4.5% to 837.2 million gallons. The average gasoline volume per retail outlet decreased by 0.6% to 770,000 gallons per outlet.

                         Gross profit before depreciation and amortization was
                    $36.6 million for fiscal 1999 as compared to $43.9 million in fiscal 1998. The $7.3 million decrease was principally due to a decrease in retail product margins of approximately
                    0.4 cents per gallon which resulted in a reduction of $3.5 million of gross profit. In addition, gross profit declined due to $2.2 million of higher environmental and maintenance expenses during the current year and a LIFO benefit of $2.5 million which was recorded during the prior year.

                         The Company's financial results have depended largely
                    on retail marketing margins and rental income from its dealers. The petroleum marketing industry has been and continues to be volatile and highly competitive. The cost of petroleum products purchased as well as the price of petroleum products sold have fluctuated widely. As a result of the historic volatility of product margins and the fact that they are affected by numerous diverse factors, it is not possible to predict with any degree of accuracy future product margin levels. However, the Company believes that it has only been modestly affected by inflation since increased costs are passed along to its customers to the extent permitted by competition.

                         Other income was $1.5 million in fiscal 1999 as
                    compared to $1.7 million for fiscal 1998. The decrease was primarily due to a $0.2 million legal charge related to the Company's Mount Vernon terminal.

                         Selling, general and administrative expenses amounted
                    to $20.0 million for fiscal 1999, a decrease of $5.8 million or 22.4% from the $25.8 million for fiscal 1998. The decrease was primarily due to a stock compensation credit of $2.1 million recorded during fiscal 1999 and a charge of $4.2 million recorded during fiscal 1998 for stock compensation resulting from changes in the Company's stock prices during the respective periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Continued

-------------------------------------------------------------------------------

Getty Petroleum          Depreciation and amortization was $15.9 million for
Marketing Inc.      fiscal 1999 as compared with $13.6 million for fiscal 1998.
and Subsidiaries    The increase was due to higher depreciation as a result of additions to equipment and improvements to facilities.

                         Interest expense of $0.9 million in fiscal 1999
                    increased by $0.1 million over fiscal 1998 interest expense of $0.8 million, primarily due to interest on higher dealer security deposits.

                         Severance charges of $0.2 million were recorded during
                    fiscal 1999 in connection with a work force reduction of six employees and $2.2 million were recorded during fiscal 1998 related to the resignations of two Company officers.

                         A "change of control" charge of $0.6 million was
                    recorded during fiscal 1998 in connection with the spin-off.

                         Pre-tax earnings for fiscal 1999 were $1.1 million,
                    comprised of a pre-tax loss of $0.4 million from the petroleum marketing business and pre-tax earnings of $1.5 million from the Company's heating oil business. For fiscal 1998, pre-tax earnings were $2.6 million, comprised of $0.8 million of pre-tax earnings from the petroleum marketing business and $1.8 million from the Company's heating oil business.

                         For fiscal 1999, the Company had net earnings of $0.6
                    million or $.04 per diluted share as compared with $1.2 million or $.09 per diluted share for the prior fiscal year.

                    Fiscal year ended January 31, 1998 compared to fiscal year ended January 31, 1997

                         Sales and operating revenues for fiscal 1998 were
                    $891.1 million as compared with $888.4 million for the year ended January 31, 1997 ("fiscal 1997"). The 0.3% increase in sales and operating revenues for fiscal 1998 was primarily due to an increase in sales volume, partially offset by a decrease in sales prices. Retail gallonage sold increased by
                    32.6 million gallons or 4.2% to 800.9 million gallons, partially offset by a 5.1 million gallon or 2.1% decrease in wholesale gallonage sold to 232.8 million gallons, and a decrease in average selling prices of 2.2%. During fiscal 1998, the average gasoline volume per retail outlet increased by 3.5% to 775,000 gallons per outlet.

                         Gross profit before depreciation and amortization was
                    $43.9 million for fiscal 1998 compared to $9.2 million in fiscal 1997. This $34.7 million increase was principally due to a $21.2 million pre-tax charge recorded in the fourth quarter of fiscal 1997 related to a revision of the Company's estimated future environmental costs (see "Environmental Matters"). During fiscal 1998, the Company's increased retail sales volume of 32.6 million gallons added $3.1 million in gross profit while higher retail product margins of approximately 0.8 cents per gallon generated $6.1 million of additional gross profit. In addition, the Company recorded a LIFO benefit of $2.5 million during fiscal 1998, reversing a LIFO charge of $2.5 million which was recorded during fiscal 1997.

                         Other income was $1.7 million in fiscal 1998 as
                    compared to $0.2 million for fiscal 1997. The increase was primarily due to $1.0 million of net fees received from Realty under an administrative services agreement and $0.5 million of additional investment income.

                         Selling, general and administrative expenses amounted
                    to $25.8 million for fiscal 1998, an increase of $5.5 million or 27.0% over the $20.3 million for fiscal 1997. The increase was primarily due to $4.2 million of stock compensation expense resulting from appreciation of the Company's stock price during fiscal 1998 and $0.6 million relating to the Company's Employee Stock Ownership Plan.

                         Depreciation and amortization was $13.6 million for
                    fiscal 1998, which was comparable to the $13.9 million expense for fiscal 1997.

                         Interest expense of $0.8 million in fiscal 1998
                    increased by $0.4 million over fiscal 1997 interest expense of $0.4 million, primarily due to interest on higher dealer security deposits.

                         A severance charge of $2.2 million was recorded during
                    fiscal 1998 relating to the resignations of the Company's Senior Vice President and Chief Operating Officer and the Vice President of Marketing.

                         A "change of control" charge of $.6 million was
                    recorded during fiscal 1998 in connection with the spin-off.

                    LIQUIDITY AND CAPITAL RESOURCES
                    As of January 31, 1999, the Company had a working capital deficit of $2.5 million as compared to positive working capital of $5.8 million as of January 31, 1998. The decrease in working capital was primarily due to $21.5 million of capital expenditures and $3.8 million of acquisitions, partially offset by working capital generated during the year from operations. The Company is able to operate its business with negative working capital, principally because most sales are for cash and payment terms have been received from vendors and for gasoline taxes.

                         The Company's principal source of liquidity is its cash
                    flows from operations, which amounted to $18.9 million during the fiscal year ended January 31, 1999. Management believes that cash requirements for operations, including rental payments required under the master lease with Realty and capital expenditures, can be met by cash flows from operations, cash and equivalents and credit lines. The Company has uncommitted lines of credit with three banks in the aggregate amount of $60 million, which may be utilized for working capital borrowings and letters of credit. As of January 31, 1999, $1.9 million of the lines of credit were utilized for short-term borrowings and $2.0 million were utilized in connection with outstanding letters of credit to support the Company's insurance programs. Borrowings under the lines of credit are unsecured and principally bear interest at the applicable bank's prime rate or, at the Company's option, 1.1% above LIBOR. The lines of credit are subject to renewal at the discretion of the banks.

-------------------------------------------------------------------------------

                         During fiscal 1999, the Company experienced product
                    cost decreases of approximately 16 cents per gallon which resulted in lower sales prices to customers and lower accounts receivable balances as compared to January 31, 1998. In addition, the Company's inventory and accounts payable balances decreased as of January 31, 1999, in comparison to the prior fiscal year end, principally due to the product cost declines.

                         As of January 31, 1999, the Company leased 1,013 retail
                    outlets and 10 terminal facilities from Realty under a master lease agreement. The annual rental expense under the master lease for fiscal 1999 was $56.4 million.

                         The Company's capital expenditures for the fiscal years
                    ended January 31, 1999, 1998 and 1997 amounted to $21.5 million, $19.1 million and $17.8 million, respectively, which included $10.0 million for the replacement of underground storage tanks ("USTs") in 1997. The Company's capital expenditures include discretionary expenditures to improve the image of the retail outlets, to improve the terminal facilities and for routine replacement of service station equipment at existing and newly acquired locations. In accordance with the master lease agreement and the reorganization and distribution agreement with Realty pursuant to which the spin-off was effected, commencing February 1, 1997, expenditures with respect to tank replacements required to meet the 1998 federal standards have remained the responsibility of, and will be paid by, Realty.

                         In addition, during fiscal 1999, the Company expended
                    $2.1 million related to the acquisition of a heating oil business and $1.7 million for improvements to 21 additional properties which the Company commenced leasing in the last quarter of fiscal 1999.

                    ENVIRONMENTAL MATTERS
                         The petroleum products industry is subject to numerous
                    existing federal, state and local laws and regulations, including matters relating to the protection of the environment. Environmental expenses have been attributable to remediation, monitoring, soil disposal and governmental agency reporting (collectively, "Remediation Costs") incurred in connection with contaminated sites and the replacement or upgrading of USTs to meet federal, state and local environmental standards, as well as routine monitoring and tank testing. Environmental exposures are difficult to assess and estimate for numerous reasons, including the extent of contamination, alternative treatment methods that may be applied, location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it takes to remediate contamination. In developing the estimates of environmental remediation costs, consideration is given to, among other things, enacted laws and regulations, assessments of contamination, currently available technologies for treatment, alternative methods of remediation and prior experience. Estimates of such costs are subject to change as contingencies become more clearly defined and remediation treatment progresses. For the fiscal years ended January 31, 1999, 1998 and 1997, environmental expenses included in the Company's cost of sales and operating expenses amounted to $2,774,000, $1,375,000 and $22,822,000, respectively, of which $21,182,000 was paid by Realty in fiscal 1997.

                         Under the master lease, Realty committed to a program
                    to bring the leased properties requiring remediation to regulatory closure and, thereafter, transfer all future environmental risks from Realty to the Company. Upon achieving closure of each individual site, Realty's environmental liability under the master lease for that site will be satisfied, and future remediation obligations will be the responsibility of the Company. In order to establish the Remediation Costs obligation and estimate the incremental cost of accelerated remediation, the Company and Realty commissioned a detailed property-by-property environmental study of all retail outlets, with the objective of achieving closure in approximately five years. This acceleration program, utilizing new, more effective remediation techniques, resulted in a substantial increase in environmental costs over those that had been previously identified and accrued, as the acceleration program contemplated the use of additional active remediation systems at many sites in lieu of relying on periodic monitoring and natural attenuation permitted by applicable environmental regulations. As a result, the Company revised its estimate of future Remediation Costs in the fourth quarter of fiscal 1997 and recorded a pre-tax charge in such quarter for Remediation Costs of $21.2 million. The pre-tax charge resulted from the acceleration of remediation activities to be paid by Realty through more aggressive means of treating contaminated sites to bring them to closure in approximately five years, which resulted in significant incremental Remediation Costs, changes in estimated Remediation Costs at previously identified properties, including costs to be incurred in connection with UST upgrades, and additional charges to comply with AICPA Statement of Position 96-1, "Environmental Remediation Liabilities."

                         Realty has agreed to pay all costs relating to, and to
                    indemnify the Company for, all scheduled known pre-spin-off environmental liabilities and obligations, all scheduled upgrades necessary to cause USTs to conform to the 1998 federal standards, and all environmental liabilities and obligations arising out of discharges with respect to properties containing USTs that have not been upgraded to meet the 1998 federal standards that are discovered prior to the date such USTs are upgraded to meet the 1998 federal standards (collectively, the "Realty Environmental Liabilities"). Realty will also collect recoveries from state UST remediation funds related to Realty Environmental Liabilities.

                         The Company has not reflected a liability for the
                    Realty Environmental Liabilities in its consolidated balance sheet since Realty remains the primary obligor for such liabilities. The liabilities, which were initially recorded in the Company's balance sheet, were subsequently capitalized into stockholders' equity as a contribution to capital by Realty to the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Continued

-------------------------------------------------------------------------------

Getty Petroleum     In the unlikely event that Realty fails to remediate a
Marketing Inc.      contaminated property and the Company is held jointly and
and Subsidiaries    severally responsible for the Remediation Costs, Realty is obligated to indemnify the Company, and any Remediation
                    Costs paid by the Company will be offset against the Company's rental obligations under the master lease. Because of such rental offset, it is remote that the Company would incur any incremental costs in connection with any such remediation.

                         The Company will be responsible for, and will indemnify
                    Realty with respect to, all environmental obligations and liabilities other than the Realty Environmental Liabilities. As of January 31, 1999 and 1998, the Company had accrued $1,415,000 and $442,000, respectively, as management's best estimate for environmental remediation costs. In view of the uncertainties associated with environmental expenditures, however, the Company believes it is possible that such expenditures could be substantially higher. Any additional amounts will be reflected in the Company's financial statements as they become known. Although future environmental expenditures may have a significant impact on results of operations for any single fiscal year or interim period, the Company believes that such costs will not have a material adverse effect on the Company's financial position.

                         The Company cannot predict what environmental
                    legislation or regulations may be enacted in the future or how existing laws or regulations will be administered or interpreted with respect to products or activities to which they have not previously been applied. Compliance with more stringent laws or regulations as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretation of existing laws which may develop in the future, could have an adverse effect on the financial position or operations of the Company and could require substantial additional expenditures for future remediation or the installation and operation of required environmental or pollution control systems and equipment.

                    TERMINATION OF WHOLESALE SUPPLY CONTRACT
                         On December 31, 1997, the leases and supply contract
                    with Uni-Marts, Inc. were terminated. As a result of the termination of the supply contract pursuant to which the Company previously supplied an additional 190 Uni-Marts controlled locations, the Company's sales of petroleum products were reduced by approximately 84 million gallons per annum, or about 8% of the Company's total annual volume from fiscal 1998. Product sales to Uni-Marts had been on a lower margin, wholesale basis, and the loss of sales volume was substantially offset in fiscal 1999 by higher retail margin sales at the Getty-controlled locations previously leased to Uni-Marts. The termination of the Uni-Marts leases, however, negatively affected the Company's results of operations for fiscal 1999 by approximately $4.0 million in comparison to fiscal 1998 due to higher maintenance charges, lower rental income received as a result of the Company's decision to divest, temporarily close or Company operate certain locations and higher depreciation charges related to equipment purchased and capital improvements made to the locations.

                         On January 30, 1998, the Company purchased, for
                    investment purposes, 487,000 shares or approximately 7.3% of Uni-Marts, Inc. Common Stock for $1,461,000, all of which was funded by available cash. As of January 31, 1999 and 1998, the fair market value of such shares recorded in the Company's consolidated balance sheets was $1,339,000 and $1,705,000, respectively.

                    YEAR 2000
                    The Year 2000 issue has arisen because for many years some computer software programs and systems have utilized only two digits to specify the year. As a result, these programs and systems may not be able to recognize and process dates beyond 1999, which may cause these programs to malfunction or not be able to accurately process information.

                         The Company has implemented a Year 2000 program for its
                    internal systems and equipment relating to its information technology systems and non-information technology systems which has four phases: (1) identification; (2) assessment;
                    (3) remediation (including modification, upgrading and replacement); and (4) testing. The identification and assessment phases for all of the Company's significant internal business systems and equipment are complete. Of the information technology systems that require modification, approximately 90% have been remediated as of January 31, 1999. The remediation phase is expected to be completed in April 1999. Most of the remediation phase consists of modifying existing systems and programs. Testing of systems and programs following remediation is expected to be completed by July 31, 1999.

                         The Company is also reviewing the Year 2000 readiness
                    of third parties who provide goods or services which are essential to the Company's operations, such as the parties who provide banking services, credit card processing and product suppliers. The Company has initiated formal communications with significant third parties in order to determine the extent to which the Company is vulnerable to any failure by such third parties to remediate their respective Year 2000 problems and resolve such problems to the extent practicable.

                         The Company is developing a contingency plan to address
                    issues specific to the Year 2000 problem. The Plan is expected to include performing certain processes manually, obtaining replacement systems, changing suppliers where necessary as well as other appropriate measures.

                         The Company's senior management and the Board of
                    Directors receive regular updates on the status of the Company's Year 2000 program. The Company does not expect the cost of these Year 2000 efforts to be material since the Company believes the majority of the compliance costs have been, and will continue to be, funded by reallocating existing internal resources rather than incurring incremental costs.

-------------------------------------------------------------------------------

                         The Year 2000 issue presents a number of risks and
                    uncertainties that could affect the Company, which include, but are not limited to, the availability of qualified personnel and other information technology resources; the ability to identify and remediate all date sensitive lines of computer code or to replace embedded computer chips in affected systems or equipment; and the ability of third parties to remediate their respective systems. The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party suppliers and customers, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the Company's results of operations, liquidity or financial condition.

                    SPECIAL FACTORS REGARDING FORWARD-LOOKING STATEMENTS
                    Certain statements in this Annual Report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, the words "believes", "expects", "plans", "estimates" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance and achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to: volatility of petroleum marketing margins; maturity of the petroleum marketing industry; the impact of economic growth, energy efficiency and technology on demand for petroleum products; natural and political events that may affect the supply of petroleum products; competition; the effects of regulation; the Company's expectations as to when it will complete the remediation and testing phases of its Year 2000 program as well as its Year 2000 contingency plan; the estimated cost of achieving Year 2000 readiness; and the Company's belief that its internal systems and equipment will be Year 2000 compliant in a timely manner.




SELECTED FINANCIAL DATA



-------------------------------------------------------------------------------------------------------------------------------

Getty Petroleum
Marketing Inc.                                                          For the years ended January 31,
and Subsidiaries    -----------------------------------------------------------------------------------------------------------
                    (in thousands, except per share amounts)   1999           1998           1997          1996          1995
                    -----------------------------------------------------------------------------------------------------------
                    OPERATIONS:
                    Revenues                                 $662,292       $892,843       $888,543      $791,194      $753,735
                    ===========================================================================================================
                    Net earnings (loss)                           566          1,181        (15,225)(a)     3,664(b)     (2,434)
                    ===========================================================================================================
                    Net earnings per share (c):
                      Basic                                       .04            .09
                      Diluted                                     .04            .09
                    ===========================================================================================================


                    FINANCIAL POSITION:
                    Total assets                              149,421        146,329        135,500       124,498       117,097
                    ===========================================================================================================
                    Stockholders' equity                       60,220         60,015         54,541        50,311        37,061
                    ===========================================================================================================

                    (a) Includes after-tax charge of $12,323 related to revision of estimate of future environmental costs.

                    (b) Includes after-tax charge of $282 from the cumulative
                        effect of adopting Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

                    (c) The Company was spun-off from Getty Realty Corp. on
                        March 21, 1997. Accordingly, per share amounts are not presented for each of the three years ended January 31, 1997.

CONSOLIDATED STATEMENTS OF OPERATIONS



-----------------------------------------------------------------------------------------------------------------------------

Getty Petroleum                                                                              For the years ended January 31,
Marketing Inc.      ---------------------------------------------------------------------------------------------------------
and Subsidiaries    (in thousands, except per share amounts)                                 1999         1998         1997
                    ---------------------------------------------------------------------------------------------------------
                    Sales and operating revenues                                           $660,754     $891,109     $888,388
                    Other income                                                              1,538        1,734          155
                    ---------------------------------------------------------------------------------------------------------
                                                                                            662,292      892,843      888,543
                    ---------------------------------------------------------------------------------------------------------

                    Cost of sales and operating expenses
                         (excluding depreciation and amortization)                          624,182      847,234      879,187
                    Selling, general and administrative expenses                             20,006       25,794       20,307
                    Depreciation and amortization                                            15,927       13,647       13,922
                    Interest expense                                                            909          786          426
                    Severance charges                                                           216        2,175           --
                    Change of control charge                                                     --          637           --
                    ---------------------------------------------------------------------------------------------------------
                                                                                            661,240      890,273      913,842
                    ---------------------------------------------------------------------------------------------------------

                    Earnings (loss) before provision (credit) for income taxes                1,052        2,570      (25,299)
                    Provision (credit) for income taxes                                         486        1,389      (10,074)
                    ---------------------------------------------------------------------------------------------------------

                    Net earnings (loss)                                                    $    566     $  1,181     $(15,225)
                    =========================================================================================================

                    Net earnings per share:
                      Basic                                                                $    .04     $    .09
                      Diluted                                                              $    .04     $    .09
                    ---------------------------------------------------------------------------------------------------------
                    Weighted average shares outstanding:
                      Basic                                                                  13,422       12,970
                      Diluted                                                                13,526       13,257
                    =========================================================================================================

                    See accompanying notes.

CONSOLIDATED BALANCE SHEETS



-------------------------------------------------------------------------------------------------------------------

Getty Petroleum                                                                                  January 31,
Marketing Inc.      -----------------------------------------------------------------------------------------------
and Subsidiaries    (in thousands, except share data)                                         1999            1998
                    -----------------------------------------------------------------------------------------------
                    ASSETS:
                    Current assets:
                         Cash and equivalents                                                $  6,169      $  9,798
                         Investments                                                            1,339         1,705
                         Accounts receivable, less allowance for doubtful accounts
                              of $901 in 1999 and $1,208 in 1998                                9,458        11,101
                         Inventories                                                           16,475        20,844
                         Deferred income taxes                                                  7,315         4,325
                         Prepaid expenses and other current assets                              2,886         2,663
                    -----------------------------------------------------------------------------------------------
                              Total current assets                                             43,642        50,436
                    Property and equipment, at cost, less accumulated
                         depreciation and amortization                                        101,504        93,952
                    Other assets                                                                4,275         1,941
                    -----------------------------------------------------------------------------------------------
                              Total assets                                                   $149,421      $146,329
                    ===============================================================================================

                    LIABILITIES AND STOCKHOLDERS' EQUITY:
                    Current liabilities:
                         Short-term borrowings                                               $  1,900      $     --
                         Accounts payable                                                      16,781        19,308
                         Accrued expenses                                                      12,836        11,933
                         Gasoline taxes payable                                                13,560        13,039
                         Income taxes payable                                                   1,086           307
                    -----------------------------------------------------------------------------------------------
                              Total current liabilities                                        46,163        44,587
                    Deferred income taxes                                                      21,863        20,988
                    Other, principally deposits                                                21,175        20,739
                    -----------------------------------------------------------------------------------------------
                              Total liabilities                                                89,201        86,314
                    -----------------------------------------------------------------------------------------------

                    Commitments and contingencies (Notes 4 and 7)

                    Stockholders' equity:
                         Preferred stock, par value $.01 per share;
                              authorized 10,000,000 shares for issuance in series
                              (none of which is issued)                                            --            --
                         Common stock, par value $.01 per share; authorized
                              30,000,000 shares; issued 13,945,156 at January 31, 1999
                              and 13,835,956 at January 31, 1998                                  139           138
                         Paid-in capital                                                       60,446        61,234
                         Retained earnings                                                      1,747         1,181
                         Unearned ESOP stock (425,155 shares at January 31, 1999
                              and 559,415 shares at January 31, 1998)                          (2,041)       (2,685)
                         Accumulated other comprehensive earnings (loss)                          (71)          147
                    -----------------------------------------------------------------------------------------------
                              Total stockholders' equity                                       60,220        60,015
                    -----------------------------------------------------------------------------------------------
                              Total liabilities and stockholders' equity                     $149,421      $146,329
                    ===============================================================================================

                    See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS



-----------------------------------------------------------------------------------------------------------------------------

Getty Petroleum                                                                              For the years ended January 31,
Marketing Inc.      ---------------------------------------------------------------------------------------------------------
and Subsidiaries    (in thousands)                                                           1999         1998         1997
                    ---------------------------------------------------------------------------------------------------------
                    CASH FLOWS FROM OPERATING ACTIVITIES:
                    Net earnings (loss)                                                    $    566     $  1,181     $(15,225)
                    Adjustments to reconcile net earnings (loss) to net cash
                         provided by operating activities:
                         Depreciation and amortization                                       15,927       13,647       13,922
                         Deferred income taxes                                               (1,967)      (2,099)       7,096
                         Stock option charge (credit)                                        (1,146)       2,029           --
                         ESOP charge                                                            645          593           --
                         Change of control charge                                                --          637           --
                         Gain on dispositions of property and equipment                        (317)         (26)         (72)
                    Changes in assets and liabilities, net of acquisitions:
                         Accounts receivable                                                  1,643        4,094       (3,001)
                         Inventories                                                          4,373       (4,900)       3,973
                         Prepaid expenses and other current assets                              207        2,919       (2,827)
                         Other assets                                                          (650)        (198)         257
                         Accounts payable, accrued expenses and gasoline taxes payable       (1,578)         165       (2,442)
                         Income taxes payable                                                   779          307           --
                         Other, principally deposits                                            436        3,527        3,371
                    ---------------------------------------------------------------------------------------------------------
                              Net cash provided by operating activities                      18,918       21,876        5,052
                    ---------------------------------------------------------------------------------------------------------

                    CASH FLOWS FROM INVESTING ACTIVITIES:
                         Capital expenditures                                               (21,492)     (19,105)     (17,839)
                         Acquisitions                                                        (3,840)          --           --
                         Investments                                                             --       (1,461)          --
                         Proceeds from dispositions of property and equipment                   527           84          173
                    ---------------------------------------------------------------------------------------------------------
                              Net cash used in investing activities                         (24,805)     (20,482)     (17,666)
                    ---------------------------------------------------------------------------------------------------------

                    CASH FLOWS FROM FINANCING ACTIVITIES:
                         Short-term borrowings                                                1,900           --           --
                         Stock options and common stock                                         358          887           --
                         Net cash transferred from Getty Realty Corp.                            --           --       19,455
                    ---------------------------------------------------------------------------------------------------------
                              Net cash provided by financing activities                       2,258          887       19,455
                    ---------------------------------------------------------------------------------------------------------
                    Net increase (decrease) in cash and equivalents                          (3,629)       2,281        6,841
                    Cash and equivalents at beginning of year                                 9,798        7,517          676
                    ---------------------------------------------------------------------------------------------------------
                    Cash and equivalents at end of year                                    $  6,169     $  9,798     $  7,517
                    =========================================================================================================
                    Supplemental disclosures of cash flow information
                         Cash paid during the year for:
                              Interest                                                     $    704     $    390     $    426
                              Income taxes, net                                               1,674        2,739           --


                    See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



-------------------------------------------------------------------------------

Getty Petroleum     1. BASIS OF PRESENTATION
Marketing Inc.           Getty Petroleum Marketing Inc., a Maryland corporation
and Subsidiaries    (the "Company"), was formed on October 1, 1996 as a
                    (the "Company"), was formed on October 1, 1996 as a wholly-owned subsidiary of Getty Petroleum Corp., the successor to which is now known as Getty Realty Corp.
                    ("Realty"). Realty then separated its petroleum marketing business from its real estate business and, on March 21, 1997, distributed all of the common shares of the Company to the stockholders of Realty (the "Distribution").

                         For periods prior to the Distribution, the consolidated
                    financial statements of the Company contained herein have been prepared on the basis that the assets and liabilities of the petroleum marketing business were transferred using historical carrying values as recorded by Realty, and the Company's results of operations and cash flows were derived from Realty's historical financial statements. Assets, liabilities, revenues and expenses were specifically identified as being related to either the business of the Company or Realty, except that the Company's results of operations included allocations of certain selling, general and administrative expenses, namely employee benefits, payroll taxes and travel and entertainment expenses. Such allocations were generally based on number of personnel and salaries specifically identified to the Company. Selling, general and administrative expenses allocated to the Company from Realty were $1,879,000 for the fiscal year ended January 31, 1997. Management believes this allocation to be reasonable. The financial information presented for periods prior to the Distribution is not necessarily indicative of the financial results that would have occurred had the Company been operated as a separate, stand-alone entity during such reporting periods.

                         As part of the separation of the petroleum marketing
                    business from the real estate business, the Company and Realty entered into various agreements which addressed the allocation of assets and liabilities between them and govern future relationships, including a Reorganization and Distribution Agreement, a Master Lease Agreement, a Tax Sharing Agreement, a Services Agreement and a Trademark License Agreement.

                         Under the terms of the Services Agreement, the Company
                    provides certain administrative and technical services to Realty, and Realty provides certain limited services to the Company. The net fees paid by Realty to the Company for services performed (after deducting the fees paid by the Company to Realty for services provided by Realty) were $960,000 for each of the years ended January 31, 1999 and 1998, and are included in other income in the Company's consolidated statements of operations.

-------------------------------------------------------------------------------

                    2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                    CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company is principally engaged in the marketing and distribution of petroleum products in 12 Northeastern and Middle-Atlantic states. All significant intercompany accounts and transactions have been eliminated.

                    USE OF ESTIMATES: The financial statements have been prepared in conformity with generally accepted accounting principles and include amounts that are based on management's best estimates and judgments. While all available information has been considered, actual results could differ from those estimates.

                    CASH AND EQUIVALENTS: The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                    INVESTMENTS: Investments, which consist of equity securities, are all considered available-for-sale and are carried at fair value, based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as a separate component of stockholders' equity until realized. During the years ended January 31, 1999 and 1998, net unrealized gains (losses) of ($218,000) and $147,000, respectively, were reported as a separate component of stockholders' equity (see Note 10).

                    Inventories: Inventories, primarily finished petroleum products, are principally accounted for under the lower of last-in, first-out ("LIFO") cost or market. The Company enters into product exchange agreements with various parties to improve its supply logistics and reduce its delivery costs. Net product exchange positions with other companies are reflected in inventory and are generally immaterial. The Company may take positions in the futures market as part of its overall purchasing strategy in order to reduce the risk associated with price fluctuations. Gains and losses on futures contracts are included as a part of product costs and have been

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Continued


-------------------------------------------------------------------------------

                    immaterial for each of the three years in the period ended January 31, 1999. As of January 31, 1999 and 1998, outstanding futures contracts were immaterial.

                    PROPERTY AND EQUIPMENT: Expenditures for renewals and betterments are capitalized; maintenance and repairs are charged to income when incurred. When property and equipment is sold or retired, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and any gain or loss is credited or charged to income.

                    Depreciation and Amortization: Depreciation of property and equipment is computed on the straight-line method based upon the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the shorter of the term of the lease or the useful life of the related asset.

                    Insurance: The Company is self-insured for workers' compensation, general liability and vehicle liability up to predetermined amounts above which third-party insurance applies. Accruals are based on the Company's claims experience and actuarial assumptions followed in the insurance industry. Due to uncertainties inherent in the estimation process, actual losses could differ from accrued amounts.

                    ENVIRONMENTAL COSTS: The estimated future costs for known environmental remediation requirements are accrued when it is probable that a liability has been incurred and the amount of remediation costs can be reasonably estimated. Recoveries of environmental costs, principally from state underground storage tank remediation funds, are accrued as income when such recoveries are considered probable. Such accruals are adjusted as further information develops or circumstances change.

                    INCOME TAXES: Deferred income taxes are provided for the effect of items which are reported for income tax purposes in years different from that in which they are recorded for financial statement purposes.

                    REVENUE RECOGNITION: Revenue is recognized from sales when product ownership is transferred to the customer and from rentals as earned.

                    EARNINGS PER SHARE: Basic earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share reflects the potential dilution from the exercise of stock options in the amounts of 104,000 and 287,000 shares for the years ended January 31, 1999 and 1998, respectively. There are no earnings per share amounts presented for periods prior to the Distribution.

                    ACCOUNTING CHANGES: In fiscal 1999, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." The Statement establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income consists of earnings and net unrealized gains and losses on equity securities (see Note 10). The adoption of SFAS No. 130 had no effect on the Company's net earnings or stockholders' equity.

                         In fiscal 1999, the Company also adopted SFAS No. 131,
                    "Disclosures About Segments of an Enterprise and Related Information." The Statement establishes standards for the way that companies report information about operating segments (see Note 13).

                         In June 1998, the Financial Accounting Standards Board
                    issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement, which is effective for the fiscal year beginning February 1, 2000, establishes accounting and reporting standards for derivative instruments and for hedging activities. The Company is currently assessing the impact of this new Statement but does not expect any material effect on its consolidated financial statements.

-------------------------------------------------------------------------------

                    3. INVENTORIES

                    As of January 31, 1999 and 1998, the carrying value of the Company's LIFO inventories approximated the first-in, first-out ("FIFO") inventory method or replacement cost. As of January 31, 1997, had the Company utilized the FIFO inventory method, inventories would have been higher by $2,481,000.

-------------------------------------------------------------------------------

                    4. LEASES
                    Effective February 1, 1997, the Company and Realty entered into a Master Lease Agreement (the "Master Lease") under which, as of January 31, 1999, 1,013 retail outlets and 10 terminal facilities (the "Properties") were leased or subleased by Realty as the lessor to the Company as the lessee. The Properties are used for gasoline sales, convenience store uses and other complementary or related lawful uses in conjunction with the sale of petroleum products and convenience store items, except when the provisions of any underlying lease are more restrictive. The Company may sublet any property, provided that the Company remains fully responsible for a sublessee's performance and, except in cases of economic abandonment (as described below), a sublease for non-petroleum purposes will require Realty's consent. Except for certain environmental obligations, and obligations pertaining to certain underground storage tanks, related piping, underground pumps, wiring and monitoring devices (collectively, the "USTs"), the Master Lease is a "triple-net" lease, with the Company having responsibility for all taxes, maintenance, repairs and insurance. For financial statement purposes, the Master Lease has been recorded as an operating lease.

                         Rent for each of the Properties was set using the then
                    fair market value of each such Property, assuming the USTs had been upgraded to meet the 1998 federal standards and such Properties were free of known environmental contamination, since Realty was responsible for such known items. Rent for each Property will increase at the end of each five-year period by the net increase in the Consumer Price Index for all items in the Northeast Region for such five-year period, such increase not to exceed fifteen percent (15%). Rents for all Properties are payable in advance on the first day of the month. The initial term of the Master Lease is (i) fifteen years with respect to Properties owned in fee by Realty and leased to the Company and (ii) the length of time remaining (which ranges up to fifteen years under the Master Lease) with respect to Properties leased by Realty from third parties and subleased to the Company. The Master Lease terms for each category of Properties described above also include four ten-year renewal options (or, with respect to category (ii) above, such shorter period as the underlying lease may provide), which may be exercised by the Company with two years advance notice on an individual property basis for all Properties then subject to the Master Lease. For the subleased Properties, Realty has agreed to use reasonable efforts to extend the underlying lease terms upon conditions acceptable to the Company. In the event that the Company desires not to renew the sublease upon terms (including any underlying lease term extension negotiated by Realty) available to it, Realty may extend or renew the lease and sublease the property to a third party after the end of the Company's term.

                         The Master Lease provides that if during the lease term
                    the Company determines that any of the leased premises have become uneconomic or unsuitable for their use as a service station or convenience store and has discontinued use of the property or intends to discontinue use of the property as a service station or convenience store within one year of the date of said determination, the Company has the right to sublet the property for any lawful use without Realty's consent and, prior to the commencement of any such sublease term, the Company will remove any USTs on the Property and thereafter perform all requisite environmental investigations and/or remediations. The Company has this right of economic abandonment with respect to no more than ten properties during any fiscal year of the lease term. The Company has no right of economic abandonment for the terminal premises and the premises subject to third party leases.

                         Rent expense, which is included in cost of sales and
                    operating expenses, amounted to $57,007,000, $57,213,000 and $56,460,000 for the years ended January 31, 1999, 1998 and 1997, respectively, substantially all of which is payable to Realty under the Master Lease. Future minimum annual rentals, which have terms in excess of one year as of January 31, 1999, are as follows:

                    -----------------------------------------------------------
                                                                        Other
                    Years ended January 31,         Realty   Lessors    Total
                    -----------------------------------------------------------
                                                           (in thousands)
                    2000........................   $ 56,200  $ 1,558  $ 57,758
                    2001........................     55,797    1,542    57,339
                    2002........................     55,475    1,557    57,032
                    2003........................     54,794    1,673    56,467
                    2004........................     53,933    1,337    55,270
                    Thereafter..................    402,792    5,714   408,506
                    -----------------------------------------------------------
                                                   $678,991  $13,381  $692,372
                                                   ============================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Continued


-------------------------------------------------------------------------------

                         Rent income received under subleases, which is included
                    in sales and operating revenues, amounted to $34,712,000, $34,828,000 and $33,312,000 for the years ended January 31, 1999, 1998 and 1997, respectively. Substantially all of these subleases have remaining terms which range from one to three years. Although there is no assurance that these subleases will be renewed, no significant difficulty has been experienced in subleasing retail outlets.

-------------------------------------------------------------------------------

                    5. PROPERTY AND EQUIPMENT
                    Property and equipment consists of the following:
                    -----------------------------------------------------------
                                                                   Depreciable
                                                 1999       1998   Life (Years)
                    -----------------------------------------------------------
                                                  (in thousands)
                    Equipment................. $192,160   $178,227   10 to 15
                    Motor vehicles............    4,166      3,798    3 to 10
                    Furniture and fixtures....    1,404      1,338      10
                    Leasehold improvements....   14,619      5,991   See Note 2
                    ----------------------------------------------
                                                212,349    189,354
                    Less, accumulated
                      depreciation and
                       amortization...........  110,845     95,402
                    ----------------------------------------------
                                               $101,504   $ 93,952
                                               ===================

-------------------------------------------------------------------------------

                    6. ENVIRONMENTAL REMEDIATION COSTS
                    The petroleum products industry is subject to numerous existing federal, state and local laws and regulations, including matters relating to the protection of the environment. Environmental expenses have been attributable to remediation, monitoring, soil disposal and governmental agency reporting (collectively, "Remediation Costs") incurred in connection with contaminated sites and the replacement or upgrading of USTs to meet federal, state and local environmental standards, as well as routine monitoring and tank testing. For the years ended January 31, 1999, 1998 and 1997, environmental expenses included in the Company's cost of sales and operating expenses amounted to $2,774,000, $1,375,000 and $22,822,000, respectively.

                         Under the Master Lease with Realty, Realty committed to
                    a program to bring the leased properties requiring remediation to regulatory closure and, thereafter, transfer all future environmental risks from Realty to the Company. In order to establish the Remediation Costs obligation and estimate the incremental cost of accelerated remediation, the Company and Realty commissioned a detailed property-by-property environmental study of all retail outlets in fiscal 1997, with the objective of achieving closure in approximately five years. As a result, the Company revised its estimate of future Remediation Costs in the fourth quarter of fiscal 1997 and recorded a pre-tax charge in such quarter for Remediation Costs of $21,182,000. The pre-tax charge resulted from the acceleration of remediation activities to be paid by Realty through more aggressive means of treating contaminated sites to bring them to closure in approximately five years, which resulted in significant incremental Remediation Costs, changes in estimated Remediation Costs at previously identified properties, including costs to be incurred in connection with UST upgrades, and additional charges to comply with AICPA Statement of Position 96-1, "Environmental Remediation Liabilities."

                         Realty has agreed to pay all costs relating to, and to
                    indemnify the Company for, all known pre-Distribution environmental liabilities and obligations as scheduled in the Master Lease, all upgrades necessary to cause USTs to conform to the 1998 federal standards (the "1998 Standards") as scheduled in the Master Lease, and all environmental liabilities and obligations arising out of discharges with respect to properties containing USTs that have not been upgraded to meet the 1998 Standards that are discovered prior to the date such USTs are upgraded to meet the 1998 Standards (collectively, the "Realty Environmental Liabilities").

-------------------------------------------------------------------------------

                         The Company has not reflected a liability for the
                    Realty Environmental Liabilities in its consolidated balance sheet since Realty remains the primary obligor for such liabilities. In connection with the Distribution, the liabilities, which were initially recorded in the Company's balance sheet, were subsequently capitalized into stockholders' equity as a contribution to capital by Realty to the Company. In the unlikely event that Realty fails to remediate a contaminated property and the Company is held jointly and severally responsible for the Remediation Costs, Realty is obligated to indemnify the Company, and any Remediation Costs paid by the Company will be offset against the Company's rental obligations under the Master Lease. Because of such rental offset, it is remote that the Company would incur any incremental costs in connection with any such remediation.

                         The Company will be responsible for, and will indemnify
                    Realty with respect to, all environmental obligations and liabilities other than the Realty Environmental Liabilities. As of January 31, 1999 and 1998, the Company had accrued $1,415,000 and $442,000, respectively, as management's best estimate for environmental remediation costs. In view of the uncertainties associated with environmental expenditures, however, the Company believes it is possible that such expenditures could be substantially higher. Any additional amounts will be reflected in the Company's financial statements as they become known. Although future environmental expenditures may have a significant impact on results of operations for any single fiscal year or interim period, the Company currently believes that such costs will not have a material adverse effect on the Company's financial position.

-------------------------------------------------------------------------------

                    7. COMMITMENTS AND CONTINGENCIES

                    The Company is subject to various legal proceedings in the ordinary course of its business. Such proceedings are not expected to have a material adverse effect on the Company's financial condition or results of operations. Pursuant to the Distribution Agreement, Realty has agreed to defend all claims or proceedings that existed prior to the Distribution and indemnify the Company with respect thereto.

                         On September 16, 1996, Realty entered into an Agreement
                    with the New York State Department of Taxation and Finance (the "Department"), settling the license revocation proceedings brought by the Department whereby the Company's wholly-owned subsidiary Getty Terminals Corp.'s ("Getty Terminals") licenses and permits for its three New York State terminals and its New York motor fuels and diesel distributor licenses would be terminated. Prior to the Distribution, the Company became a party to the Agreement, and in connection with the Distribution, Kingston Oil Supply Corp. ("KOSCO") became a subsidiary of the Company. Under the terms of the Agreement, KOSCO will be permitted to assume all of the storage and distribution activities and operations now performed by Getty Terminals in New York. KOSCO is required to obtain new or amended licenses and permits and, upon the issuance thereof, Getty Terminals will surrender its licenses and permits. KOSCO's Board of Directors consists of three persons, one of whom is an independent director, and KOSCO provides periodic reports to the Department relating to New York tax laws. The Agreement terminates on September 15, 1999. Under the terms of the settlement, no penalties or fines are payable. The implementation of the settlement will have no adverse impact on the results of operations, financial condition or liquidity of the Company, including the ability to sell motor fuels in New York or operate its New York State terminals.

                         In order to minimize the Company's exposure to credit
                    risk associated with financial instruments, the Company places its temporary cash investments with high credit quality institutions and, by policy, limits the amount invested with any one institution other than the U.S. Government. Concentration of credit risk with respect to trade receivables generally is limited due to the large number of customers comprising the Company's customer base.

                         As of January 31, 1999, the Company had uncommitted
                    lines of credit with three banks in the aggregate amount of $60,000,000, of which $1,900,000 was utilized for working capital borrowings and $2,000,000 was utilized in the form of outstanding letters of credit to support the Company's insurance programs. Borrowings under the lines of credit are unsecured and principally bear interest at the applicable bank's prime rate or, at the Company's option, 1.1% above LIBOR. The lines of credit are subject to renewal at the discretion of the banks.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Continued


-------------------------------------------------------------------------------

                         The Company's financial results depend largely on
                    retail marketing margins and rental income from its dealers. Retail marketing margins in the petroleum marketing industry have been and continue to be volatile and highly competitive. The cost of petroleum products purchased by the Company as well as the price of petroleum products sold have fluctuated widely in the past. As a result of the historic volatility of product margins and the fact that they are affected by numerous diverse factors, it is not possible to predict with any degree of accuracy future product margin levels.

-------------------------------------------------------------------------------

                    8. INCOME TAXES
                    The Company and Realty have entered into a Tax Sharing Agreement that defines the parties' rights and obligations with respect to filing of returns, payments, deficiencies and refunds of federal, state and other income, franchise or motor fuel taxes relating to Realty's business for tax years prior to and including the Distribution and with respect to certain tax attributes of Realty after the Distribution. In general, the Tax Sharing Agreement provides that Realty will be responsible for all federal, state and local tax liabilities that relate to periods (or portions thereof) ending on or prior to the Distribution. For periods subsequent to the Distribution, the Company will file its own tax returns. The provision for income taxes is reflected in the consolidated financial statements as if Marketing had been operating on a stand-alone basis for periods prior to the Distribution.

                         The provision (credit) for income taxes is summarized
                    as follows:
                    -----------------------------------------------------------
                                                   1999      1998       1997
                    -----------------------------------------------------------
                                                        (in thousands)
                    Federal:
                      Current..................  $  1,806  $  2,483   $(12,534)
                      Deferred.................    (1,475)   (1,499)     5,322
                    State and local:
                      Current..................       647       908     (4,636)
                      Deferred.................      (492)     (503)     1,774
                    -----------------------------------------------------------
                    Provision (credit) for
                      income taxes.............  $    486  $  1,389   $(10,074)
                                                 ==============================

                         The tax effects of temporary differences which comprise
                    the deferred tax assets and liabilities are as follows:
                    -----------------------------------------------------------
                                                             1999      1998
                    -----------------------------------------------------------
                                                              (in thousands)
                    Property and equipment.....            $(21,826)  $(21,503)
                    Accruals...................               3,109      3,249
                    Inventories................               4,169      1,591
                    -----------------------------------------------------------
                    Net deferred tax
                      liabilities..............            $(14,548)  $(16,663)
                                                           ===================

                         The following is a reconciliation of the expected
                    statutory federal income tax provision (credit) and the actual provision (credit) for income taxes:
                    -----------------------------------------------------------
                                                   1999      1998       1997
                    -----------------------------------------------------------
                                                         in thousands)
                    Expected provision (credit)
                      at statutory federal
                      income tax rate..........  $    358  $    874   $ (8,856)
                    State and local income
                      taxes, net of federal
                      benefit..................       102       267     (1,716)
                    Other......................        26       248        498
                    -----------------------------------------------------------
                    Provision (credit) for
                      income taxes.............  $    486  $  1,389   $(10,074)
                                                 ==============================

-------------------------------------------------------------------------------

                    9. EMPLOYEE BENEFIT PLANS
                    The Company has a retirement and profit sharing plan with deferred 401(k) savings plan provisions (the "Retirement Plan") for non-union employees meeting certain service requirements and a Supplemental Plan for executives. Under the terms of these plans, the annual discretionary contributions to the plans are determined by the Board of Directors. Under the Retirement Plan, employees may make voluntary contributions and the Company has elected to match an amount equal to 50% of such contributions but in no event more than 3% of the employee's eligible compensation. Under the Supplemental Plan, participating executives may receive an amount equal to 10% of their compensation, reduced by the amount of any contributions allocated to such executives under the Retirement Plan. Contributions to the Retirement Plan and Supplemental Plan, net of forfeitures, made by the Company, or by Realty prior to the Distribution in respect of persons who are Company employees, approximated $569,000, $470,000 and $557,000 for the years ended January 31, 1999, 1998, and 1997, respectively. In addition, the Company has contributed $342,000, $345,000 and $328,000 to a union welfare plan for the years ended January 31, 1999, 1998 and 1997, respectively. Such amounts are included in the accompanying consolidated statements of operations.

                         In connection with the Distribution, the Company
                    established in April 1997 a leveraged Employee Stock Ownership Plan (the "ESOP") that purchased newly issued shares of Common Stock from the Company equal to five percent of the then outstanding shares of the Company. The ESOP purchased such newly-issued shares from the Company using the proceeds of a loan made by the Company to the ESOP. The ESOP loan is being repaid over a five-year period, and the Company contributes annually to the ESOP the funds required to repay such loan. The original principal amount of the ESOP loan was equal to the number of shares purchased by the ESOP (671,298) multiplied by the purchase price per share of $4.80. Allocations to participants' accounts will aggregate approximately 134,260 shares of Company Common Stock per year and will be allocated to covered employees in proportion to compensation over a five-year period. The Company recognized a charge to operating results of $645,000 and $593,000 for the years ended January 31, 1999 and 1998, respectively, relating to the ESOP based on the average market value of the Common Stock during the respective years. The ESOP had 537,038 and 671,298 suspense shares at January 31, 1999 and 1998, respectively, of which 111,883 shares were committed to be released as of each respective period.

                         Immediately prior to the Distribution, each holder of
                    an option to acquire shares of Realty Common Stock pursuant to Realty's Stock Option Plans received, in exchange therefor, two separately exercisable options: one to purchase shares of Realty Common Stock (a "Realty Option") and one to purchase Marketing Common Stock (a "Marketing Option"), each exercisable for the same number of shares and containing substantially equivalent terms as the pre-Distribution option. The exercise price of each Realty Option and Marketing Option (each, a "Replacement Option") was set so as to preserve the Aggregate Spread (as defined below) in value attributed to the options held by such directors, officers and key employees. The "Aggregate Spread" is an amount representing the difference between the exercise price of an option and the price of a share of Realty Common Stock immediately prior to the Distribution multiplied by the number of shares underlying such option. Certain previously unexercisable options covering a total of 223,587 shares became immediately exercisable at the date of the Distribution for persons covered by "change of control" agreements. Accordingly, the Company recognized a charge to operating results of $637,000 at the date of the Distribution equal to the product of the number of such options and the difference between their exercise price and the market price.

                         The Company's Stock Option Plan authorizes the Company
                    to grant options to purchase shares of the Company's Common Stock. The aggregate number of shares of the Company's Common Stock which may be made the subject of options under the Stock Option Plan will not exceed 2,000,000 shares, subject to further adjustment for stock dividends and stock splits. The Stock Option Plan provides that options are exercisable starting one year from the date of grant, on a cumulative basis at the annual rate of 25 percent of the total number of shares covered by the option.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Continued


-------------------------------------------------------------------------------

                         The following is a schedule of stock option prices and
                    activity relating to the Marketing Stock Option Plan (and Realty Stock Option Plan prior to the Distribution) for the three fiscal years ended January 31, 1999:

                    --------------------------------------------------------------------------------------------
                                                       1999                 1998                   1997
                    --------------------------------------------------------------------------------------------
                                                          WEIGHTED               Weighted               Weighted
                                                 NUMBER    AVERAGE    Number     Average      Number    Average
                                                   OF     EXERCISE      of       Exercise       of      Exercise
                                                 SHARES    PRICE      Shares      Price(a)    Shares    Price(a)
                    --------------------------------------------------------------------------------------------
                    Outstanding at
                         beginning of year...    851,586   $4.44     1,014,226     $3.02      927,428     $2.96
                    Granted..................     71,750    3.25       410,389      5.87      166,400      3.35
                    Exercised................    (86,251)   2.92      (461,542)     2.89     ( 29,519)     2.63
                    Cancelled................    (10,374)   5.97      (111,487)     3.19      (50,083)     3.17
                    --------------------------------------------------------------------------------------------
                    Outstanding at
                         end of year.........    826,711   $4.48       851,586     $4.44    1,014,226     $3.02
                                                 ===============================================================
                    Exercisable at
                         end of year.........    568,245   $4.21       594,026     $3.86      687,761     $3.04
                                                 ===============================================================
                    Available for grant at
                         end of year.........    681,045                42,421                176,881
                                                 ===============================================================

                    (a) In connection with the Distribution, each Realty Option was reformed into separate options for Realty Common Stock and Marketing Common Stock. The exercise price of each reformed Marketing Option shown herein, except grants in 1998, represents 22.71% of the original exercise price.

                         The following table summarizes information concerning
                    options outstanding and exercisable at January 31, 1999:

                    --------------------------------------------------------------------------------------------
                                                         Options Outstanding               Options Exercisable
                    --------------------------------------------------------------------------------------------
                                                               Weighted
                                                                Average     Weighted                  Weighted
                                                               Remaining     Average                   Average
                       Range of                   Number      Contractual   Exercise     Number       Exercise
                    Exercise Prices            Outstanding    Life (Years)    Price    Exercisable      Price
                    --------------------------------------------------------------------------------------------

                    $2.47-4.23...............    426,696            6         $3.17      353,509        $3.15
                     5.69-6.00...............    400,015            7          5.87      214,736         5.94
                    --------------------------------------------------------------------------------------------
                                                 826,711                                 568,245
                                                 ===============================================================


                         The Company accounts for its stock-based employee
                    compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company recorded a stock compensation (credit) charge of $(2,087,000) and $4,203,000 for the years ended January 31, 1999 and 1998, respectively, since certain options required variable plan accounting treatment.

                         Had compensation cost for the Company's Plans been
                    determined based upon the fair value methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings (loss) and net earnings (loss) per share on a diluted basis would have resulted in the following pro forma amounts:

                    -------------------------------------------------------------------------------------------------
                                                        1999                    1998                     1997
                    -------------------------------------------------------------------------------------------------
                                              AS REPORTED  PRO FORMA  As Reported  Pro Forma  As Reported   Pro Forma
                    -------------------------------------------------------------------------------------------------
                                                            (in thousands, except per share amounts)
                    Net earnings (loss)......     $566      $(112)      $1,181      $1,755     $(15,225)    $(15,380)
                    Net earnings (loss)
                      per share..............      .04       (.01)         .09         .13           (a)          (a)

                    (a) The Company was spun-off from Getty Realty Corp. on
                        March 21, 1997. Accordingly, per share amounts are not presented for fiscal 1997.

-------------------------------------------------------------------------------

                         The fair value of the options granted during fiscal
                    1999, 1998 and 1997 were estimated as $1.91, $3.03 and $1.47 per share, respectively, on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                    -----------------------------------------------------------
                                                            1999    1998   1997
                    -----------------------------------------------------------
                    Expected dividend yield...............    0%      0%     0%
                    Expected volatility...................   38%     37%    35%
                    Risk-free interest rate...............  5.1%    5.6%   6.2%
                    Expected life of options (years)......    7       6      5

-------------------------------------------------------------------------------
                    10. STOCKHOLDERS' EQUITY

                    A summary of the changes in stockholders' equity for the three years ended January 31, 1999 is as follows:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                 Accumulated
                                          Capital Stock                            Other             ESOP
                                        ----------------   Paid-in   Retained   Comprehensive   --------------
                                        Shares    Amount   Capital   Earnings  Earnings (Loss)  Shares  Amount     Total
-----------------------------------------------------------------------------------------------------------------------------
                                                                                           in thousands)
 Balance, February 1, 1996...........      --     $ --  $  50,311   $  --       $  --            --       $ --    $ 50,311
 Net loss............................                     (15,225)                                                 (15,225)
 Net cash transferred from Realty....                      19,455                                                   19,455
 Issuance of common stock............       1       --                                                                 --
-----------------------------------------------------------------------------------------------------------------------------
 Balance, January 31, 1997...........       1       --     54,541      --          --             --        --       54,541
 Distribution of stock in spin-off     12,754      127       (127)                                                     --
 Comprehensive earnings:
 Net earnings........................                                 1,181                                           1,181
 Net unrealized gain
   on equity securities..............                                               147                                 147
                                                                                                                   --------
      Total..........................                                                                                 1,328
                                                                                                                   --------

 Issuance of stock to ESOP...........     671        7      3,215                                (671)     (3,222)      --
 ESOP stock committed
   to be released....................                          56                                 112         537       593
 Issuance of common stock............       3       --         18                                                        18
 Stock options.......................     406        4      3,531                                                     3,535
 ---------------------------------------------------------------------------------------------------------------------------
 Balance, January 31, 1998...........  13,835      138     61,234     1,181         147          (559)     (2,685)   60,015
 Comprehensive earnings:
 Net earnings........................                                   566                                             566
 Net unrealized loss
   on equity securities..............                                              (218)                               (218)
                                                                                                                   --------
      Total..........................                                                                                   348
                                                                                                                   --------

 ESOP stock committed
 to be released......................                           1                                 134         644       645
 Issuance of common stock............      24       --        107                                                       107
 Stock options.......................      86        1       (896)                                                     (895)
 --------------------------------------------------------------------------------------------------------------------------
 Balance, January 31, 1999...........  13,945     $139   $ 60,446    $1,747       $ (71)         (425)    $(2,041)  $60,220
                                       ====================================================================================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONTINUED



--------------------------------------------------------------------------------
                     11. Quarterly Financial Data
                     The following is a summary of the quarterly results of operations for the years ended January 31, 1999 and 1998 (unaudited as to quarterly information):
                     --------------------------------------------------------

                     ------------------------------------------------------------------------------------------------------------
                                                                         Three months ended                            Year ended
                     ------------------------------------------------------------------------------------------------------------
                     Fiscal 1999:                        April 30       July 31      October 31    January 31          January 31
                     ------------------------------------------------------------------------------------------------------------
                                                                         (in thousands, except per share amounts)
                     Revenues.................................  $170,911      $173,230       $159,148       $159,003      $662,292
                     Gross profit (a).........................     3,486         6,190          9,308         17,588        36,572
                     Depreciation and amortization............     3,717         3,784          3,889          4,537        15,927
                     Earnings (loss) before income taxes......    (5,470)       (2,492)           165          8,849         1,052
                     Net earnings (loss)......................    (3,312)       (1,496)            96          5,278           566
                     Net earnings (loss) per share:
                       Basic..................................      (.25)         (.11)           .01            .39           .04
                       Diluted................................      (.25)         (.11)           .01            .39           .04


                     ------------------------------------------------------------------------------------------------------------
                                                                         Three months ended                            Year ended
                     ------------------------------------------------------------------------------------------------------------
                     Fiscal 1998:                        April 30       July 31      October 31    January 31           January 31
                     ------------------------------------------------------------------------------------------------------------
                                                                         (in thousands, except per share amounts)
                     Revenues............................... $ 225,923     $ 222,751      $ 235,560      $ 208,609      $ 892,843
                     Gross profit (a).......................    11,690         4,453         11,923         15,809         43,875
                     Depreciation and amortization..........     3,298         3,362          3,461          3,526         13,647
                     Earnings (loss) before income taxes ...     2,664        (7,442)         3,021          4,327          2,570
                     Net earnings (loss)....................     1,560        (4,491)         1,859          2,253          1,181
                     Net earnings (loss) per share:.........
                       Basic................................       .12          (.35)           .14            .17            .09
                       Diluted..............................       .12          (.35)           .14            .17            .09

                     (a) Gross profit is calculated as sales and operating revenues less cost of sales and operating expenses (excluding depreciation and amortization).
--------------------------------------------------------------------------------

                        12. SEVERANCE CHARGES
                        During the year ended January 31, 1999, the Company recorded severance charges aggregating $216,000 related to a reduction in work force of six employees. Such amounts are payable through February 2000 pursuant to the Company's severance policy.
                               During the year ended January 31, 1998, the
                        Company recorded severance charges aggregating $2,175,000 related to the resignations of two of the Company's officers. Such amounts are payable over the terms of the severance agreements and aggregate approximately $558,000 per year through June 2000 and $287,000 per year thereafter through October 2002. The agreement with one of the officers includes a covenant not to compete and provides for consulting services.
--------------------------------------------------------------------------------

                        13. SEGMENT INFORMATION
                        In fiscal 1999, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." The Statement establishes standards for the way that companies report information about operating segments.
                               The Company has two reportable segments:
                        Petroleum Marketing and Heating Oil. The Petroleum Marketing segment distributes, markets and sells gasoline and diesel fuel to consumers through a network of 1,263 Getty and other branded retail outlets. The Heating Oil segment is involved in the sale of fuel oil, kerosene and propane, and oil burner and related services to residential and commercial customers in the New York Mid-Hudson Valley region. The accounting policies of each business segment are the same as those described in the summary of significant accounting policies (see Note 2).

--------------------------------------------------------------------------------

     The financial results of the Petroleum Marketing and Heating Oil segments for the years ended January 31, 1999, 1998 and 1997 are set forth below:

--------------------------------------------------------------------------------------------------------------------------------
                                                For the years ended January 31,
--------------------------------------------------------------------------------------------------------------------------------
                                                 1999                          1998                           1997
--------------------------------------------------------------------------------------------------------------------------------
                                                         (in thousands)
                                   PETROLEUM   HEATING            Petroleum   Heating            Petroleum   Heating
                                   MARKETING     OIL     TOTAL    Marketing     Oil     Total    Marketing     Oil      Total
--------------------------------------------------------------------------------------------------------------------------------
Sales and operating
  revenues                          $ 635,041  $25,713  $660,754    $858,656  $32,453  $891,109    $851,255  $37,133    $888,388
Other income                            1,487       51     1,538       1,687       47     1,734         124       31         155
--------------------------------------------------------------------------------------------------------------------------------
                                      636,528   25,764   662,292     860,343   32,500   892,843     851,379   37,164     888,543
--------------------------------------------------------------------------------------------------------------------------------
Cost of sales and
  operating expenses
  (excluding depreciation
  and amortization)                   602,725   21,457   624,182     819,169   28,065   847,234     846,274   32,913     879,187
Selling, general and
  administrative expenses              17,622    2,384    20,006      23,466    2,328    25,794      18,010    2,297      20,307
Depreciation and
  amortization                         15,498      429    15,927      13,341      306    13,647      13,450      472      13,922
Interest expense                          908        1       909         786       --       786         426       --         426
Severance charges                         216       --       216       2,175       --     2,175          --       --          --
Change of control charge                   --       --        --         637       --       637          --       --          --
--------------------------------------------------------------------------------------------------------------------------------
                                      636,969   24,271   661,240     859,574   30,699   890,273     878,160   35,682     913,842
--------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before
  provision (credit)
  for income taxes                       (441)   1,493     1,052         769    1,801     2,570     (26,781)   1,482     (25,299)
Provision (credit) for
  income taxes                           (204)     690       486         416      973     1,389     (10,664)     590     (10,074)
--------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                 $    (237) $   803  $    566    $    353  $   828  $  1,181    $(16,117) $   892    $(15,225)
                                    ============================================================================================
Identifiable assets                 $ 140,299  $ 9,122  $149,421    $139,440  $ 6,889  $146,329    $127,972  $ 7,528    $135,500
Capital expenditures                   21,180      312    21,492      19,014       91    19,105      17,553      286      17,839
                                    ============================================================================================

REPORT OF INDEPENDENT ACCOUNTANTS

--------------------------------------------------------------------------------
                        To the Board of Directors and Stockholders of Getty Petroleum Marketing Inc.:

                        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and cash flows present fairly, in all material respects, the financial position of Getty Petroleum Marketing Inc. and Subsidiaries (the "Company") at January 31, 1999 and January 31, 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



                        /s/ PRICEWATERHOUSECOOPERS LLP


                        New York, New York
                        March 11, 1999



COMMON STOCK


--------------------------------------------------------------------------------

                        The common stock of Getty Petroleum Marketing Inc., its only outstanding voting security, is traded on the New York Stock Exchange (symbol: "GPM"). At April 22, 1999, there were approximately 2,800 holders of record of Getty Petroleum Marketing's common stock. The price range of common stock from March 21, 1997, the effective date of the spin-off, to January 31, 1999 was as follows:

                        --------------------------------------------------------
                                                                   Price Range
                                                                ----------------
                        Quarter Ending                          High       Low
                        --------------------------------------------------------
                        January 31, 1999....................... $4 3/8   $2 5/8

                        October 31, 1998.......................  4 11/16  3 1/4

                        July 31, 1998..........................  6 1/2    4 3/8

                        April 30, 1998.........................  6 3/4    5 7/8


                        January 31, 1998.......................  6 3/4     4 3/4

                        October 31, 1997.......................  6 15/16   5

                        July 31, 1997..........................  7 3/8     3 1/2

                        April 30, 1997.........................  5 3/8     3 1/4



28