Form 10-K405, Exhibit 13
period 2000-01-31
GETTY PETROLEUM MARKETING INC /MD/
filed 2000-04-28
CIK 1025742

                             SELECTED FINANCIAL DATA
                 Getty Petroleum Marketing Inc. and Subsidiaries


                                                                                For the years ended January 31,
-----------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share and per gallon data,
  and number of outlets)                                        2000           1999           1998            1997           1996
-----------------------------------------------------------------------------------------------------------------------------------
OPERATIONS:
Sales and operating revenues                                $  832,051     $  660,754     $  891,109     $  888,388     $ 790,912
Cost of sales and operating expenses
  (excluding depreciation and amortization)                    787,762        624,182        847,234        879,187       750,680
----------------------------------------------------------------------------------------------------------------------------------
Gross profit (before depreciation and amortization)(a)          44,289         36,572         43,875          9,201        40,232
Selling, general and administrative expenses                    23,234         20,006         25,794         20,307        20,702
Depreciation and amortization                                   16,932         15,927         13,647         13,922        13,099
----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                     $    4,123     $      639     $    4,434     $  (25,028)(b) $   6,431
==================================================================================================================================
Net earnings (loss)                                         $    2,055     $      568     $    1,181     $  (15,225)(c) $   3,664(d)
Basic and diluted net earnings per share(e)                 $      .15     $      .04     $      .09

FINANCIAL POSITION:
Total assets                                                $  170,915     $  149,421     $  146,329     $  135,500     $ 124,498
Stockholders' equity                                        $   62,246     $   60,220     $   60,015     $   54,541     $  50,311

OTHER DATA:
Gallonage sold:
  Retail                                                       879,636        837,162        800,940        768,294       718,400
  Wholesale                                                     99,193         98,069        232,824        237,925       247,913
  Heating oil                                                   24,917         23,957         26,695         29,428        29,565
----------------------------------------------------------------------------------------------------------------------------------
    Total                                                    1,003,746        959,188      1,060,459      1,035,647       995,878
Average sales gallonage per outlet                                 806            770            775            749           695
Average sales price per gallon (net of taxes)               $    .7909     $    .6527     $    .8075     $    .8256     $   .7692
Retail margin per gallon (a)                                $    .0975     $    .0897     $    .0942     $    .0923     $   .1049
Number of outlets at year end                                    1,291          1,263          1,317          1,560         1,625
Capital expenditures and acquisitions                       $   27,811     $   25,332     $   19,105     $   17,839     $  15,858


(a) Gross profit includes LIFO charge (credit) of $4,328, $(2,481) and $2,555 for the years ended January 31, 2000, 1998 and 1997, respectively. Retail margin per gallon excludes impact of LIFO charge (credit).

(b) Includes charge of $21,182 related to revision of estimate of future environmental costs.

(c) Includes after-tax charge of $12,323 related to revision of estimate of future environmental costs.

(d) Includes after-tax charge of $282 from the cumulative effect of adopting Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

(e) The Company was spun off from Getty Realty Corp. on March 21, 1997. Accordingly, per share data is not presented for each of the two years ended January 31, 1997.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                 Getty Petroleum Marketing Inc. and Subsidiaries

Overview and Outlook

Getty Petroleum Marketing Inc., a Maryland corporation, was formed on October 1, 1996 as a wholly-owned subsidiary of Getty Petroleum Corp., now known as Getty Realty Corp. ("Realty"). Realty separated its petroleum marketing business from its real estate business by transferring to Getty Marketing the assets and liabilities of its petroleum marketing business and the New York Mid-Hudson Valley heating oil business. On March 21, 1997, Realty distributed all of the common shares of Getty Marketing to its stockholders.

Getty is one of the nation's largest independent marketers of petroleum products. We distribute, market and sell gasoline and diesel fuel at retail through a network of 1,291 Getty and other branded retail outlets located in 13 Northeastern and Middle-Atlantic states, some of which also have convenience food stores. We also sell gasoline, fuel oil, diesel fuel and kerosene in truckload and barge quantities on a wholesale basis. We purchase gasoline, fuel oil and related petroleum products from a number of Northeast and Middle-Atlantic suppliers. These products are delivered by cargo ship, barge, pipeline and truck to our nine storage and distribution terminals and bulk plants, all of which are located in our distribution region. We distribute and market products to retail outlets through our distribution network, our truck transportation fleet and also through common carriers. We engage in activities such as negotiating the prices and terms in connection with the purchase of petroleum products, developing the prices, terms and methods of selling products to our customers, monitoring compliance by the service station and convenience store operators with our retail standards program and providing marketing services to operators.

We also derive revenue from our heating oil business, which involves the purchase, storage, transportation and sale of fuel oil, kerosene and propane, and oil burner and related services to residential and commercial customers in the New York Mid-Hudson Valley region.

Petroleum products are commodities whose prices depend on numerous factors beyond our control, including global, national and regional factors and, accordingly, their prices may vary substantially over time. From time to time, competitive market conditions may limit our ability to pass on to our customers large, rapid changes in the price we pay for products and, accordingly, our operating margins may vary substantially. Because our operating margins may vary significantly from time to time while certain of our expenses do not, our earnings may fluctuate substantially.

Our financial results have depended largely on retail marketing margins and rental income from dealers. The petroleum marketing industry has been and continues to be volatile and highly competitive. The cost of petroleum products purchased as well as the price of petroleum products sold have fluctuated widely. As a result of the historic volatility of product margins and the fact that they are affected by numerous diverse factors, we cannot predict with any degree of accuracy future product margin levels. However, we believe that we have only been modestly affected by inflation since increased costs are passed along to customers to the extent permitted by competition.

Results of Operations

FISCAL YEAR ENDED JANUARY 31, 2000 COMPARED TO FISCAL YEAR ENDED JANUARY 31,
1999

Sales and operating revenues for the year ended January 31, 2000 ("fiscal 2000") were $832.1 million as compared with $660.8 million for the year ended January 31, 1999 ("fiscal 1999"). The 25.9% increase in sales and operating revenues was primarily due to a 21.2% increase in sales prices (net of taxes) to 79.1 cents per gallon from 65.3 cents per gallon and a 4.6% increase in sales volume to
1.004 billion gallons from 959.2 million gallons. Retail gallonage sold increased by 42.5 million gallons or 5.1% to 879.6 million gallons. The average gasoline volume per retail outlet increased by 4.5% to 806,000 gallons per outlet. Wholesale gallonage sold increased by 1.1 million gallons or 1.1% to
99.2 million gallons and heating oil sales increased by 1.0 million gallons or 4.0% to 24.9 million gallons.

Gross profit before depreciation and amortization was $44.3 million for fiscal 2000 as compared to $36.6 million in fiscal 1999. The improvement of $7.7 million was principally due to an increase in retail product margins of approximately 0.8 cents per gallon which contributed an additional $7.8 million of gross profit, and higher retail volumes which contributed an additional $4.4 million of gross profit, partially offset by a $4.3 million LIFO charge in fiscal 2000 which resulted from the higher product costs.

Other income was $0.7 million in fiscal 2000 as compared to $1.5 million for fiscal 1999. Fiscal 2000 included a charge of $0.3 million related to the early termination of eight leases under a master lease agreement with Realty whereas the prior year included a gain of $0.4 million related to the early termination of four leases under the master lease agreement. The prior year also included a $0.2 million legal charge related to the Company's Mount Vernon terminal. Also included in other income for the years ended January 31, 2000 and 1999 were $749,000 and $960,000, respectively, of net fees received from Realty for administrative and technical services we have provided pursuant to the services agreement since the spin-off.

Selling, general and administrative expenses amounted to $23.2 million for fiscal 2000, an increase of $3.2 million or 16.1% from the $20.0 million for fiscal 1999. The increase was primarily due to higher incentive compensation of $1.0 million recorded during fiscal 2000 and a stock compensation credit of $2.1 million recorded during the prior fiscal year.

Depreciation and amortization was $16.9 million for fiscal 2000 as compared with $15.9 million for fiscal 1999. The increase was due to higher depreciation as a result of additions to equipment and improvements to facilities.

Interest expense of $1.0 million in fiscal 2000 increased by $0.1 million over fiscal 1999 interest expense of $0.9 million, primarily due to interest on higher dealer security deposits.

Severance charges of $0.2 million were recorded during fiscal 1999 in connection with a work force reduction of six employees.

Pre-tax earnings for fiscal 2000 were $3.8 million, comprised of $2.5 million from the petroleum marketing business and $1.3 million from the Company's heating oil business. For fiscal 1999, pre-tax earnings were $1.1 million, comprised of a pre-tax loss of $0.4 million from the petroleum marketing business and pre-tax earnings of $1.5 million from the Company's heating oil business.

For fiscal 2000, the Company had net earnings of $2.1 million or $.15 per diluted share as compared with $0.6 million or $.04 per diluted share for the prior fiscal year.

FISCAL YEAR ENDED JANUARY 31, 1999 COMPARED TO FISCAL YEAR ENDED JANUARY 31,
1998

Sales and operating revenues for the year ended January 31, 1999 were $660.8 million as compared with $891.1 million for the year ended January 31, 1998 ("fiscal 1998"). The 25.9% decrease in sales and operating revenues was primarily due to a 19.2% decrease in sales prices and a 9.5% decrease in sales volume. Total gallonage sold in fiscal 1999 decreased by 101.3 million gallons to 959.2 million gallons, primarily because of the termination of a wholesale supply contract as of December 31, 1997. Wholesale gallonage sold decreased by
134.8 million gallons or 57.9% to 98.1 million gallons and heating oil decreased by 2.7 million gallons or 10.3% to 24.0 million gallons, principally due to warmer weather. These gallonage declines were partially offset by an increase in retail gallonage sold of 36.2 million gallons or 4.5% to 837.2 million gallons. The average gasoline volume per retail outlet decreased by 0.6% to 770,000 gallons per outlet.

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

On December 31, 1997, our leases and supply contract with Uni-Marts, Inc. were terminated. As a result of the termination of the supply contract pursuant to which we previously supplied an additional 190 Uni-Marts controlled locations, sales of petroleum products were reduced by approximately 84 million gallons per annum, or about 8% of total annual volume from fiscal 1998. Product sales to Uni-Marts had been on a lower margin, wholesale basis, and the loss of sales volume was substantially offset in fiscal 1999 by higher retail margin sales at Getty-controlled locations previously leased to Uni-Marts. The termination of the Uni-Marts leases, however, negatively affected our results of operations for fiscal 1999 by approximately $4.0 million in comparison to fiscal 1998 due to higher maintenance charges, lower rental income received as a result of our decision to divest, temporarily close or company-operate certain locations and higher depreciation charges related to equipment purchased and capital improvements made to the locations.

Other income was $1.5 million in fiscal 1999 as compared to $1.7 million for fiscal 1998. The decrease was primarily due to a $0.2 million legal charge related to our Mount Vernon terminal.

Selling, general and administrative expenses amounted to $20.0 million for fiscal 1999, a decrease of $5.8 million or 22.4% from the $25.8 million for fiscal 1998. The decrease was primarily due to a stock compensation credit of $2.1 million recorded during fiscal 1999 and a charge of $4.2 million recorded during fiscal 1998 for stock compensation resulting from changes in Getty's stock price during the respective periods.

Depreciation and amortization was $15.9 million for fiscal 1999 as compared with $13.6 million for fiscal 1998. The increase was due to higher depreciation as a result of additions to equipment and improvements to facilities.

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

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS continued
                 Getty Petroleum Marketing Inc. and Subsidiaries

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

Liquidity and Capital Resources

As of January 31, 2000, we had a working capital deficit of $10.6 million as compared to $2.5 million as of January 31, 1999. The decrease in working capital was primarily due to $19.8 million of capital expenditures and $8.0 million of acquisitions, partially offset by working capital generated during the year from operations. We are able to operate our business with negative working capital, principally because most of our product sales are for cash and payment terms have been received from vendors and for gasoline taxes.

Our principal source of liquidity is cash flows from operations, which amounted to $33.6 million during the fiscal year ended January 31, 2000. Management believes that cash requirements for operations, including rental payments required under the master lease with Realty and capital expenditures, can be met by cash flows from operations, cash and equivalents and credit lines. We have uncommitted lines of credit with three banks in the aggregate amount of $50.0 million, which may be utilized for working capital borrowings and letters of credit. As of January 31, 2000, we were utilizing $3.1 million of the lines of credit in connection with outstanding letters of credit to support insurance programs. Borrowings under the lines of credit are unsecured and principally bear interest at the applicable bank's prime rate or, at our option, 1.1% above LIBOR. The lines of credit are subject to renewal at the discretion of the banks.

On January 30, 1998, we purchased, for investment purposes, 487,000 shares or approximately 7.3% of Uni-Marts, Inc. common stock for $1,461,000. As of January 31, 2000 and 1999, the fair market value of such shares recorded in our consolidated balance sheets was $548,000 and $1,339,000, respectively.

During fiscal 2000, we experienced product cost increases of approximately 39 cents per gallon, which resulted in higher sales prices to customers and higher accounts receivable balances as compared to January 31, 1999. In addition, our inventory and accounts payable balances increased as of January 31, 2000 in comparison to the prior fiscal year end, principally due to the product cost increases.

As of January 31, 2000, we leased 1,013 retail outlets and 9 terminal facilities from Realty under a master lease agreement. The annual rental expense under the master lease for fiscal 2000 was $56.4 million.

Our capital expenditures for the fiscal years ended January 31, 2000, 1999 and 1998 were $19.8 million, $21.5 million and $19.1 million, respectively. Our capital expenditures include discretionary expenditures to improve the image of the retail outlets, to improve the terminal facilities and for routine replacement of service station equipment.

In addition, during fiscal 2000, we spent $8.0 million for improvements to properties which we commenced leasing in fiscal 2000 and for the acquisition of one property as compared with $3.8 million expended in the prior fiscal year.

Environmental Matters

The petroleum products industry is subject to numerous existing federal, state and local laws and regulations, including matters relating to the protection of the environment. Environmental expenses have been attributable to remediation, monitoring, soil disposal and governmental agency reporting (collectively "Remediation Costs") incurred in connection with contaminated sites and the replacement or upgrading of underground storage tanks ("USTs") to meet federal, state and local environmental standards, as well as routine monitoring and tank testing. Environmental exposures are difficult to assess and estimate for numerous reasons, which include identifying the extent of contamination, alternative treatment methods that may be applied, location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it takes to remediate contamination. In developing the estimates of environmental remediation costs, we consider, among other things, enacted laws and regulations, assessments of contamination, currently available technologies for treatment, alternative methods of remediation and prior experience. These estimates are subject to change as contingencies become more clearly defined and remediation treatment progresses. For the fiscal years ended January 31, 2000, 1999 and 1998, environmental expenses included in cost of sales and operating expenses were $3,958,000, $2,774,000 and $1,375,000, respectively.

Under the master lease, Realty committed to a program to bring the leased properties requiring remediation to regulatory closure and, thereafter, transfer all future environmental risks from Realty to Getty Marketing. Upon achieving closure of each individual site, Realty's environmental liability under the master lease for that site will be satisfied, and future remediation obligations will be our responsibility.

Realty has agreed to pay all costs relating to, and to indemnify us for, all scheduled known pre-spin-off environmental liabilities and obligations, and all other environmental liabilities and obligations arising out of discharges with respect to properties containing USTs that had not been upgraded to meet the 1998 federal standards that were discovered prior to the date such USTs were upgraded to meet the 1998 federal standards (collectively, the "Realty Environmental Liabilities"). Realty will also collect recoveries from state UST remediation funds related to the Realty Environmental Liabilities.

We have not reflected a liability for the Realty Environmental Liabilities in our consolidated balance sheets since Realty remains the primary obligor for such liabilities. In the unlikely event that Realty fails to remediate a contaminated property and we are held jointly and severally responsible for the Remediation Costs, Realty is obligated to indemnify us, and any Remediation Costs we pay will be offset against our rental obligations under the master lease. Because of this rental offset, the likelihood that we will incur any incremental costs in connection with any such remediation is remote.

We are responsible for, and will indemnify Realty with respect to, all environmental obligations and liabilities other than the Realty Environmental Liabilities. As of January 31, 2000 and 1999, we had accrued $2,117,000 and $1,415,000, respectively, as management's best estimate for environmental remediation costs to be incurred. In view of the uncertainties associated with environmental expenditures, however, we believe it is possible that such expenditures could be substantially higher. Any additional amounts will be reflected in our financial statements as they become known. Although future environmental expenditures may have a significant impact on results of operations for any single fiscal year or interim period, we believe that such costs will not have a material adverse effect on our financial position.

We cannot predict what environmental legislation or regulations may be enacted in the future or how existing laws or regulations will be administered or interpreted with respect to products or activities to which they have not previously been applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretation of existing laws which may develop in the future, could have an adverse effect on our financial position or operations and could require substantial additional expenditures for future remediation or the installation and operation of required environmental or pollution control systems and equipment.

Year 2000

We implemented a comprehensive program to address Year 2000 issues which was completed as of December 31, 1999. As a result of these efforts, we have not experienced any disruptions to our systems or operations. The cost of these Year 2000 efforts was not material since the majority of the compliance costs were funded by reallocating existing internal resources rather than incurring incremental costs. Although unlikely, the possibility still exists that interruptions to our systems could occur from the Year 2000 issue.

Strategic Alternatives

On April 5, 2000, we announced that we have retained the investment banking firm ING Barings, LLC in connection with a review of strategic alternatives, including a possible sale or merger or some other form of business transaction. We cannot assure you that any transaction will result from this process.

Special Factors Regarding Forward-Looking Statements

Certain statements in this Annual Report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When we use the words "believes," "expects," "plans," "estimates" and similar expressions, we intend to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance and achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, but are not limited to: volatility of petroleum marketing margins; maturity of the petroleum marketing industry; the impact of economic growth, energy efficiency and technology on demand for petroleum products; natural and political events that may affect the supply of petroleum products; competition; the effects of regulation; and potential effects of Year 2000 issues.

As a result of these and other factors, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect our business, financial condition, operating results and stock price. An investment in our common stock involves various risks, including those mentioned above and elsewhere in this report and those which are detailed from time to time in our other filings with the Securities and Exchange Commission.

You should not place undue reliance on forward-looking statements, which reflect our view only as of the date hereof. We undertake no obligation to publicly release revisions to these forward-looking statements that reflect future events or circumstances or reflect the occurrence of unanticipated events.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 Getty Petroleum Marketing Inc. and Subsidiaries





                                                                                For the years ended January 31,
-----------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)                                       2000           1999           1998
-----------------------------------------------------------------------------------------------------------------------------------
Sales and operating revenues                                               $  832,051     $  660,754     $  891,109
Other income                                                                      658          1,538          1,734
-----------------------------------------------------------------------------------------------------------------------------------
                                                                              832,709        662,292        892,843
-----------------------------------------------------------------------------------------------------------------------------------
Cost of sales and operating expenses
  (excluding depreciation and amortization)                                   787,762        624,182        847,234
Selling, general and administrative expenses                                   23,234         20,006         25,794
Depreciation and amortization                                                  16,932         15,927         13,647
Interest expense                                                                  973            909            786
Severance charges                                                                  --            216          2,175
Change of control charge                                                           --             --            637
-----------------------------------------------------------------------------------------------------------------------------------
                                                                              828,901        661,240        890,273
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before provision for income taxes                                      3,808          1,052          2,570
Provision for income taxes                                                      1,753            486          1,389
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                               $    2,055     $      566     $    1,181
===================================================================================================================================
Net earnings per share:
  Basic                                                                    $      .15     $      .04     $      .09
  Diluted                                                                  $      .15     $      .04     $      .09
Weighted average shares outstanding:
  Basic                                                                        13,585         13,422         12,970
  Diluted                                                                      13,599         13,526         13,257


See accompanying notes.

                           CONSOLIDATED BALANCE SHEETS
                 Getty Petroleum Marketing Inc. and Subsidiaries



                                                                                                      January 31,
-----------------------------------------------------------------------------------------------------------------------------------
(in thousands, except share data)                                                                 2000         1999
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS:
Current assets:
  Cash and equivalents                                                                          $ 10,266     $  6,169
  Investments                                                                                        548        1,339
  Accounts receivable, less allowance for doubtful
    accounts of $841 in 2000 and $901 in 1999                                                     12,200        9,458
  Inventories                                                                                     20,760       16,475
  Deferred income taxes                                                                            4,860        7,315
  Prepaid expenses and other current assets                                                        5,065        2,886
-----------------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                        53,699       43,642
Property and equipment, at cost, less
  accumulated depreciation and amortization                                                      112,458      101,504
Other assets                                                                                       4,758        4,275
-----------------------------------------------------------------------------------------------------------------------------------
      Total assets                                                                              $170,915     $149,421
===================================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Short-term borrowings                                                                         $     --     $  1,900
  Accounts payable                                                                                34,541       16,781
  Accrued expenses                                                                                15,591       12,836
  Gasoline taxes payable                                                                          14,181       13,560
  Income taxes payable                                                                                --        1,086
-----------------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                                   64,313       46,163
Deferred income taxes                                                                             22,010       21,863
Other, principally deposits                                                                       22,346       21,175
-----------------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                          108,669       89,201
-----------------------------------------------------------------------------------------------------------------------------------

Commitments and contingencies (Notes 4 and 7)

Stockholders' equity:
  Preferred stock, par value $.01 per share; authorized 10,000,000 shares
    for issuance in series (none of which is issued)                                                  --           --
  Common stock, par value $.01 per share; authorized 30,000,000 shares;
  issued 13,960,898 at January 31, 2000 and 13,945,156 at January 31, 1999                           140          139
  Paid-in capital                                                                                 60,231       60,446
  Retained earnings                                                                                3,802        1,747
  Unearned ESOP stock (290,896 shares at January 31, 2000
    and 425,155 shares at January 31, 1999)                                                       (1,396)      (2,041)
  Accumulated other comprehensive loss                                                              (531)         (71)
-----------------------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                                  62,246       60,220
-----------------------------------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                                                $170,915     $149,421
===================================================================================================================================


See accompanying notes.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 Getty Petroleum Marketing Inc. and Subsidiaries



                                                                                      For the years ended January 31,
-----------------------------------------------------------------------------------------------------------------------------------
(in thousands)                                                                        2000         1999         1998
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                                        $  2,055    $    566     $  1,181
Adjustments to reconcile net earnings to net cash provided by operating activities:
  Depreciation and amortization                                                       16,932      15,927       13,647
  Deferred income taxes                                                                2,933      (1,967)      (2,099)
  Stock option charge (credit)                                                            --      (1,146)       2,029
  ESOP charge                                                                            386         645          593
  Change of control charge                                                                --          --          637
  (Gain) loss on dispositions of property and equipment                                  271        (317)         (26)
Changes in assets and liabilities, net of acquisitions:
  Accounts receivable                                                                 (2,742)      1,643        4,094
  Inventories                                                                         (4,285)      4,373       (4,900)
  Prepaid expenses and other current assets                                           (2,184)        207        2,919
  Other assets                                                                          (987)       (650)        (198)
  Accounts payable, accrued expenses and gasoline taxes payable                       21,136      (1,578)         165
  Income taxes payable                                                                (1,086)        779          307
  Other, principally deposits                                                          1,171         436        3,527
-----------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                         33,600      18,918       21,876
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                               (19,794)    (21,492)     (19,105)
  Acquisitions                                                                        (8,017)     (3,840)          --
  Proceeds from dispositions of property and equipment                                   163         527           84
  Investments                                                                             --          --       (1,461)
-----------------------------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                                            (27,648)    (24,805)     (20,482)
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term borrowings (repayments)                                                  (1,900)      1,900           --
  Stock options and common stock                                                          45         358          887
-----------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) financing activities                               (1,855)      2,258          887
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents                                        4,097      (3,629)       2,281
Cash and equivalents at beginning of year                                              6,169       9,798        7,517
-----------------------------------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                                                 $ 10,266    $  6,169     $  9,798
===================================================================================================================================
Supplemental disclosures of cash flow information
  Cash paid during the year for:
    Interest                                                                        $    767    $    704     $    390
    Income taxes, net                                                                  2,086       1,674        2,739


See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Getty Petroleum Marketing Inc. and Subsidiaries



1. Basis of Presentation

Getty Petroleum Marketing Inc., a Maryland corporation (the "Company"), was formed on October 1, 1996 as a wholly-owned subsidiary of Getty Petroleum Corp., now known as Getty Realty Corp. ("Realty"). Realty then separated its petroleum marketing business from its real estate business and, on March 21, 1997, distributed all of the common shares of the Company to the stockholders of Realty (the "Spinoff").

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

Under the terms of the Services Agreement, the Company provides certain administrative and technical services to Realty, and Realty provides certain services to the Company. The Company received net fees from Realty for services performed (after deducting the fees paid by the Company to Realty for services provided by Realty) of $749,000, $960,000 and $960,000 for the years ended January 31, 2000, 1999 and 1998, respectively, which are included in other income in the Company's consolidated statements of operations.

2. Summary of Significant Accounting Policies

CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company is principally engaged in the marketing and distribution of petroleum products in 13 Northeastern and Middle-Atlantic states. All significant intercompany accounts and transactions have been eliminated.

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

INVESTMENTS: Investments, which consist of equity securities, are all considered available-for-sale and are carried at fair value, based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as a separate component of stockholders' equity until realized. During the years ended January 31, 2000, 1999 and 1998, net unrealized gains (losses) of ($460,000), ($218,000) and $147,000, respectively, were reported as a separate component of stockholders' equity (see Note 10).

INVENTORIES: Inventories, primarily finished petroleum products, are principally accounted for under the lower of last-in, first-out ("LIFO") cost or market. The Company enters into product exchange agreements with various parties to improve its supply logistics and reduce its delivery costs. Net product exchange positions with other companies are reflected in inventory and are generally immaterial. The Company may take positions in the futures market as part of its overall purchasing strategy in order to reduce the risk associated with price fluctuations. Gains and losses on futures contracts are included as a part of product costs and have been immaterial for each of the three years in the period ended January 31, 2000. As of January 31, 2000 and 1999, outstanding futures contracts were immaterial.

PROPERTY AND EQUIPMENT: Expenditures for renewals and betterments are capitalized; maintenance and repairs are charged to income when incurred. When property and equipment is sold or retired, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and any gain or loss is credited or charged to income.

DEPRECIATION AND AMORTIZATION: Depreciation of property and equipment is computed on the straight-line method based upon the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the shorter of the term of the lease (including renewal options if the Company intends to exercise such options) or the useful life of the related asset.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
                 Getty Petroleum Marketing Inc. and Subsidiaries



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

EARNINGS PER SHARE: Basic earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share reflects the potential dilution from the exercise of stock options in the amounts of 14,000, 104,000 and 287,000 shares for the years ended January 31, 2000, 1999 and 1998, respectively.

NEW ACCOUNTING STANDARDS: In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which in June 1999 was amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133." The Statement, as amended, is effective for the fiscal year beginning February 1, 2001 and establishes accounting and reporting standards for derivative instruments and for hedging activities. The Company is currently assessing the impact of this Statement but does not expect any material effect on its consolidated financial statements.

3. Inventories

As of January 31, 2000, had the Company utilized the first-in, first out ("FIFO") inventory method, inventories would have been higher by $4,328,000. As of January 31, 1999 and 1998, the carrying value of the Company's LIFO inventories approximated the FIFO inventory method or replacement cost.

4. Leases

Effective February 1, 1997, the Company and Realty entered into a Master Lease Agreement (the "Master Lease") under which, as of January 31, 2000, 1,013 retail outlets and 9 terminal facilities (the "Properties") were leased or subleased by Realty as the lessor to the Company as the lessee. The Properties are used for gasoline sales, convenience store uses and other complementary or related lawful uses in conjunction with the sale of petroleum products and convenience store items, except when the provisions of any underlying lease are more restrictive. The Company may sublet any property, provided that the Company remains fully responsible for a sublessee's performance and, except in cases of economic abandonment (as described below), a sublease for non-petroleum purposes requires Realty's consent. Except for certain environmental obligations, and obligations pertaining to certain underground storage tanks, related piping, underground pumps, wiring and monitoring devices (collectively, the "USTs"), the Master Lease is a "triple-net" lease under which the Company has responsibility for all taxes, maintenance, repairs and insurance. For financial statement purposes, the Master Lease has been recorded as an operating lease.

Rent for each of the Properties was set using the then fair market value of each such Property, assuming the USTs had been upgraded to meet the 1998 federal standards and such Properties were free of known environmental contamination, since Realty was responsible for those scheduled items. Rent for each Property will increase at the end of each five-year period by the net increase in the Consumer Price Index for all items in the Northeast Region during that five-year period, but not more than 15%. Rents for all Properties are payable in advance on the first day of the month. The initial term of the Master Lease is (i) fifteen years with respect to Properties owned in fee by Realty and leased to the Company and (ii) the length of time remaining (which ranges up to fifteen years under the Master Lease) with respect to Properties leased by Realty from third parties and subleased to the Company. The Master Lease terms for each category of Properties described above also include four ten-year renewal options (or, with respect to category (ii) above, a shorter period as provided in the underlying lease), which may be exercised by the Company with two years advance notice on an individual property basis for all Properties then subject to the Master Lease. For the subleased Properties, Realty has agreed to use reasonable efforts to extend the underlying lease terms upon conditions acceptable to Realty and the Company. In the event that the Company desires not to renew the sublease keep coming, Realty may extend or renew the lease and sublease the property to a third party after the end of the Company's term.

The Master Lease provides that if during the lease term the Company determines that any of the leased premises have become uneconomic or unsuitable for their use as a service station or convenience store and has discontinued use of the property or intends to discontinue use of the property as a service station or convenience store within one year of the date of said determination, the Company has the right to sublet the property for any lawful use without Realty's consent and, prior to the commencement of any sublease term, the Company must remove any USTs on the Property and thereafter perform all requisite environmental investigations and/or remediations. The Company has this right of economic abandonment with respect to no more than ten properties during any fiscal year of the lease term. The Company has no right of economic abandonment for the terminal premises and the premises subject to third party leases.

Rent expense, which is included in cost of sales and operating expenses, was $58,470,000, $57,007,000 and $57,213,000 for the years ended January 31, 2000,
1999 and 1998, respectively, substantially all of which is payable to Realty under the Master Lease. Future minimum annual rentals, which have terms in excess of one year as of January 31, 2000, are as follows:

                                                         Other
Year ended January 31,                       Realty     Lessors    Total
-------------------------------------------------------------------------------
                                                  (in thousands)
2001                                       $ 56,103   $ 3,698   $ 59,801
2002                                         55,696     3,708     59,404
2003                                         55,121     3,170     58,291
2004                                         54,297     3,052     57,349
2005                                         53,661     2,706     56,367
Thereafter                                  359,177     6,787    365,964
-------------------------------------------------------------------------------
                                           $634,055   $23,121   $657,176
===============================================================================

Rent income received under subleases, which is included in sales and operating revenues, was $38,131,000, $34,712,000 and $34,828,000 for the years ended
January 31, 2000, 1999 and 1998, respectively. Substantially all of these subleases have remaining terms which range from one to three years. Although there is no assurance that these subleases will be renewed, no significant difficulty has been experienced in subleasing retail outlets.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
                Getty Petroleum Marketing Inc. and Subsidiaries



5. Property and Equipment
Property and equipment consists of the following:

                                                                                    Depreciable
                                                                 2000       1999    Life (Years)
-----------------------------------------------------------------------------------------------
                                                                  (in thousands)
Land                                                           $    158   $     --
Buildings                                                           137         --        25
Equipment                                                       208,755    192,160     10 to 15
Motor vehicles                                                    4,139      4,166      3 to 10
Furniture and fixtures                                            1,433      1,404        10
Leasehold improvements                                           24,508     14,619    See Note 2
----------------------------------------------------------------------------------
                                                                239,130    212,349
Less, accumulated depreciation and amortization                 126,672    110,845
----------------------------------------------------------------------------------
                                                               $112,458   $101,504
==================================================================================


6. Environmental Remediation Costs

The petroleum products industry is subject to numerous existing federal, state and local laws and regulations, including matters relating to the protection of the environment. Environmental expenses have been attributable to remediation, monitoring, soil disposal and governmental agency reporting (collectively "Remediation Costs") incurred in connection with contaminated sites and the replacement or upgrading of USTs to meet federal, state and local environmental standards, as well as routine monitoring and tank testing. For the years ended January 31, 2000, 1999 and 1998, environmental expenses included in the Company's cost of sales and operating expenses were $3,958,000, $2,774,000 and $1,375,000, respectively.

Under the Master Lease, Realty committed to a program to bring the leased properties requiring remediation to regulatory closure and, thereafter, transfer all future environmental risks from Realty to the Company. Realty has agreed to pay all costs relating to, and to indemnify the Company for, all known pre-Spinoff environmental liabilities and obligations as scheduled in the Master Lease, and all other environmental liabilities and obligations arising out of discharges with respect to properties containing USTs that had not been upgraded to meet the 1998 federal standards that were discovered prior to the date such USTs were upgraded to meet the 1998 federal standards (collectively, the "Realty Environmental Liabilities").

The Company has not reflected a liability for the Realty Environmental Liabilities in its consolidated balance sheets since Realty remains the primary obligor for such liabilities. In the unlikely event that Realty fails to remediate a contaminated property and the Company is held jointly and severally responsible for the Remediation Costs, Realty is obligated to indemnify the Company, and any Remediation Costs paid by the Company will be offset against the Company's rental obligations under the Master Lease. Because of such rental offset, the likelihood that the Company will incur any incremental costs in connection with any such remediation is remote.

The Company is responsible for, and will indemnify Realty with respect to, all environmental obligations and liabilities other than the Realty Environmental Liabilities. As of January 31, 2000 and 1999, the Company had accrued $2,117,000 and $1,415,000, respectively, as management's best estimate for environmental remediation costs to be incurred. In view of the uncertainties associated with environmental expenditures, however, the Company believes it is possible that such expenditures could be substantially higher. Any additional amounts will be reflected in the Company's financial statements as they become known. Although future environmental expenditures may have a significant impact on results of operations for any single fiscal year or interim period, the Company currently believes that such costs will not have a material adverse effect on the Company's financial position.

7. Commitments and Contingencies

The Company is subject to various legal proceedings in the ordinary course of its business. These proceedings are not expected to have a material adverse effect on the Company's financial condition or results of operations. Pursuant to the Reorganization and Distribution Agreement, Realty has agreed to defend all claims or proceedings that existed prior to the Spinoff and indemnify the Company with respect thereto.

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

As of January 31, 2000, the Company had uncommitted lines of credit with three banks in the aggregate amount of $50,000,000, of which $3,095,000 was utilized in the form of outstanding letters of credit to support the Company's insurance programs. Borrowings under the lines ~of credit are unsecured and principally bear interest at the applicable bank's prime rate or, at the Company's option, 1.1% above LIBOR. The lines of credit are subject to renewal at the discretion of the banks.

The Company's financial results depend largely on retail marketing margins and rental income from its dealers. Retail marketing margins in the petroleum marketing industry have been and continue to be volatile and highly competitive. The cost of petroleum products purchased by the Company as well as the price of petroleum products sold have fluctuated widely in the past. As a result of the historic volatility of product margins and the fact that they are affected by numerous diverse factors, it is not possible to predict future product margin levels with any degree of accuracy.

8. Income Taxes
The Company and Realty have entered into a Tax Sharing Agreement that defines the parties' rights and obligations with respect to filing of returns, payments, deficiencies and refunds of federal, state and other income, franchise or motor fuel taxes relating to Realty's business for tax years prior to and including the Spinoff and with respect to certain tax attributes of Realty after the Spinoff. In general, the Tax Sharing Agreement provides that Realty will be responsible for all federal, state and local tax liabilities that relate to periods (or portions thereof) ending on or prior to the Spinoff. For periods subsequent to the Spinoff, the Company has filed its own tax returns.

The provision for income taxes is summarized as follows:

                                                  2000       1999      1998
-------------------------------------------------------------------------------
                                                      (in thousands)
Federal:
  Current                                       $(1,526) $  1,806   $  2,483
  Deferred                                        2,795    (1,475)    (1,499)
State and local:
  Current                                           346       647        908
  Deferred                                          138      (492)      (503)
-------------------------------------------------------------------------------
Provision for income taxes                      $ 1,753     $ 486   $  1,389
===============================================================================

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
                Getty Petroleum Marketing Inc. and Subsidiaries



The tax effects of temporary differences which comprise the deferred tax assets and liabilities are as follows:

                                                     2000      1999
-------------------------------------------------------------------------------
                                                    (in thousands)
Property and equipment                            $(22,261)  $(21,826)
Accruals                                             5,008      3,109
Inventories                                            103      4,169
-------------------------------------------------------------------------------
Net deferred tax liabilities                      $(17,150)  $(14,548)
===============================================================================

The following is a reconciliation of the expected statutory federal income tax provision and the actual provision for income taxes:

                                                                     2000       1999      1998
-----------------------------------------------------------------------------------------------
                                                                         (in thousands)
Expected provision at statutory federal income tax rate            $ 1,295     $ 358      $ 874
State and local income taxes, net of federal benefit                   319       102        267
Other                                                                  139        26        248
-----------------------------------------------------------------------------------------------
Provision for income taxes                                         $ 1,753     $ 486   $  1,389
===============================================================================================

9. Employee Benefit Plans

The Company has a retirement and profit sharing plan with deferred 401(k) savings plan provisions (the "Retirement Plan") for non-union employees meeting certain service requirements and a Supplemental Plan for executives. Under the terms of these plans, the annual discretionary contributions to the plans are determined by the Board of Directors. Under the Retirement Plan, employees may make voluntary contributions and the Company has elected to match an amount equal to 50% of such contributions but in no event more than 3% of the employee's eligible compensation. Under the Supplemental Plan, participating executives may receive an amount equal to 10% of their compensation, reduced by the amount of any contributions allocated to such executive under the Retirement Plan. Contributions to the Retirement Plan and Supplemental Plan, net of forfeitures, made by the Company, were approximately $556,000, $569,000 and $470,000 for the years ended January 31, 2000, 1999 and 1998, respectively. In addition, the Company contributed $345,000, $342,000 and $345,000 to a union welfare plan for the years ended January 31, 2000, 1999 and 1998, respectively. These amounts are included in the accompanying consolidated statements of operations.

In connection with the Spinoff, the Company established in April 1997 a leveraged Employee Stock Ownership Plan (the "ESOP") that purchased newly issued shares of Common Stock from the Company equal to 5% of the then outstanding shares. The ESOP purchased newly-issued shares from the Company using the proceeds of a loan made by the Company to the ESOP. The ESOP loan is being repaid over a five-year period, and the Company contributes annually to the ESOP the funds required to repay the loan. The original principal amount of the ESOP loan was equal to the number of shares purchased by the ESOP (671,298) multiplied by the purchase price per share of $4.80. Allocations to participants' accounts aggregate approximately 134,260 shares of Company Common Stock per year and are allocated to covered employees in proportion to compensation over a five-year period. The Company recognized a charge to operating results of $386,000, $645,000 and $593,000 for the years ended January 31, 2000, 1999 and 1998, respectively, relating to the ESOP based on the average market value of the Common Stock during the respective years. The ESOP had 402,779 and 537,038 suspense shares at January 31, 2000 and 1999, respectively; 111,883 shares are committed to be released as of each respective period.

Immediately prior to the Spinoff, each holder of an option to acquire shares of Realty Common Stock pursuant to Realty's Stock Option Plans received, in exchange therefor, two separately exercisable options: one to purchase shares of Realty Common Stock (a "Realty Option") and one to purchase Marketing Common Stock (a "Marketing Option"), each exercisable for the same number of shares and containing substantially equivalent terms as the pre-Spinoff option. The exercise price of each Realty Option and Marketing Option (each, a "Replacement Option") was set so as to preserve the Aggregate Spread (as defined below) in value attributed to the options held. The "Aggregate Spread" is the difference between the exercise price of an option and the price of a share of Realty Common Stock immediately prior to the Spinoff multiplied by the number of shares underlying the option. Certain previously unexercisable options covering a total of 223,587 shares became immediately exercisable at the date of the Spinoff for persons covered by "change of control" agreements. Accordingly, the Company recognized a charge to operating results of $637,000 at the date of the Spinoff equal to the product of the number of these options and the difference between their exercise price and the market price.

The Company's Stock Option Plan authorizes the Company to grant options to purchase shares of the Company's Common Stock. The aggregate number of shares of the Company's Common Stock which may be made the subject of options under the Stock Option Plan may not exceed 2,000,000 shares, subject to further adjustment for stock dividends and stock splits. The Stock Option Plan provides that options are exercisable starting one year from the date of grant, on a cumulative basis at the annual rate of 25% of the total number of shares covered by the option.

The following is a schedule of stock option prices and activity relating to the Marketing Stock Option Plan (and Realty Stock Option Plan prior to the Spinoff) for the three fiscal years ended January 31, 2000:


                                                          2000                     1999                   1998
----------------------------------------------------------------------------------------------------------------------
                                                               WEIGHTED                Weighted               Weighted
                                                                AVERAGE                 Average                Average
                                                   NUMBER      EXERCISE      Number    Exercise    Number     Exercise
                                                  OF SHARES      PRICE     of Shares     Price    of Shares   Price(a)
----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                  826,711        $4.48      851,586      $4.44    1,014,226     $3.02
Granted                                           146,000         2.77       71,750       3.25      410,389      5.87
Exercised                                              --           --      (86,251)      2.92     (461,542)     2.89
Cancelled                                         (55,488)        4.83      (10,374)      5.97     (111,487)     3.19
----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                        917,223        $4.18      826,711      $4.48      851,586     $4.44
=====================================================================================================================
Exercisable at end of year                        589,680        $4.27      586,245      $4.21      594,026     $3.86
=====================================================================================================================
Available for grant at end of year                590,533                   681,045                  42,421
=====================================================================================================================

(a) In connection with the Spinoff, each Realty Option was reformed into separate options for Realty Common Stock and Marketing Common Stock. The exercise price of each reformed Marketing Option represents 22.71% of the original exercise price.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
                Getty Petroleum Marketing Inc. and Subsidiaries



The following table summarizes information concerning options outstanding and exercisable at January 31, 2000:

                                             Options Outstanding                              Options Exercisable
----------------------------------------------------------------------------------------------------------------------
                                                   Weighted
                                                    Average            Weighted                               Weighted
                                                   Remaining            Average                                Average
Range of                      Number              Contractual          Exercise              Number           Exercise
Exercise Prices             Outstanding          Life (Years)            Price             Exercisable          Price
----------------------------------------------------------------------------------------------------------------------
$2.47-4.23                    542,129                  6                 $3.02               343,154            $3.09
 5.69-6.00                    375,094                  6                  5.86               246,526             5.92
----------------------------------------------------------------------------------------------------------------------

                              917,223                                                        589,680
======================================================================================================================

The Company accounts for its stock-based employee compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company recorded a stock compensation (credit) charge of ($2,087,000) and $4,203,000 for the years ended January 31, 1999 and 1998, respectively, since certain options required variable plan accounting treatment.

Had compensation cost for the Company's Plans been determined based upon the fair value methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings and net earnings per share on a diluted basis would have resulted in the following pro forma amounts:

                                                 2000                        1999                         1998
------------------------------------------------------------------------------------------------------------------------
                                     AS REPORTED     PRO FORMA    As Reported     Pro Forma    As Reported     Pro Forma
------------------------------------------------------------------------------------------------------------------------
                                                             (in thousands, except per share amounts)
Net earnings (loss)                    $2,055         $1,779         $566         $(112)          $1,181        $1,755
Net earnings (loss) per share             .15            .13          .04          (.01)             .09           .13


The fair value of the options granted during fiscal 2000, 1999 and 1998 were estimated as $1.47, $1.91 and $3.03 per share, respectively, on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                   2000        1999      1998
-------------------------------------------------------------------------------
Expected dividend yield                              0%         0%        0%
Expected volatility                                 40%        38%       37%
Risk-free interest rate                              6.5%       5.1%      5.6%
Expected life of options (years)                     7          7         6

10. Stockholders' Equity
A summary of the changes in stockholders' equity for the three years ended January 31, 2000 is as follows:



                                                                                                        Accumulated
                                                        Capital Stock                                     Other
                                                     ------------------    Paid-in       Retained      Comprehensive
                                                     Shares      Amount    Capital       Earnings     Earnings (Loss)
-----------------------------------------------------------------------------------------------------------------------
                                                                                              (in thousands)
Balance, February 1, 1997                                1       $  --     $ 54,541       $    --       $   --
Distribution of stock in Spinoff                    12,754         127         (127)
Comprehensive earnings:
Net earnings                                                                                1,181
Net unrealized gain on equity securities                                                                   147

    Total

Issuance of stock to ESOP                              671           7        3,215
ESOP stock committed to be released                                              58
Issuance of common stock                                 3          --           18
Stock options                                          406           4        3,531
-----------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1998                           13,835         138       61,234         1,181          147
Comprehensive earnings:
Net earnings                                                                                  566
Net unrealized loss on equity securities                                                                  (218)

    Total

ESOP stock committed to be released                                               1
Issuance of common stock                                24          --          107
Stock options                                           86           1         (896)
-----------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1999                           13,945         139       60,446         1,747          (71)
Comprehensive earnings:
Net earnings                                                                                2,055
Net unrealized loss on equity securities                                                                  (460)

    Total

ESOP stock committed to be released                                            (259)
Issuance of common stock                                16           1           44
-----------------------------------------------------------------------------------------------------------------------
Balance, January 31, 2000                           13,961       $ 140     $ 60,231       $ 3,802       $ (531)
=======================================================================================================================






                                                             ESOP
                                                       ----------------
                                                       Shares    Amount        Total
--------------------------------------------------------------------------------------

Balance, February 1, 1997                                --     $   --         $54,541
Distribution of stock in Spinoff                                                    --
Comprehensive earnings:
Net earnings                                                                     1,181
Net unrealized gain on equity securities                                           147
                                                                               -------
    Total                                                                        1,328
                                                                               -------
Issuance of stock to ESOP                              (671)     (3,222)            --
ESOP stock committed to be released                     112         537            593
Issuance of common stock                                                            18
Stock options                                                                    3,535
--------------------------------------------------------------------------------------
Balance, January 31, 1998                              (559)     (2,685)        60,015
Comprehensive earnings:
Net earnings                                                                       566
Net unrealized loss on equity securities                                          (218)
                                                                               -------
    Total                                                                          348
                                                                               -------
ESOP stock committed to be released                     134         644            645
Issuance of common stock                                                           107
Stock options                                                                     (895)
--------------------------------------------------------------------------------------
Balance, January 31, 1999                              (425)     (2,041)        60,220
Comprehensive earnings:
Net earnings                                                                     2,055
Net unrealized loss on equity securities                                          (460)
                                                                               -------
    Total                                                                        1,595
                                                                               -------
ESOP stock committed to be released                     134         645            386
Issuance of common stock                                                            45
--------------------------------------------------------------------------------------
Balance, January 31, 2000                              (291)    $(1,396)       $62,246
======================================================================================

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
                Getty Petroleum Marketing Inc. and Subsidiaries



11. Quarterly Financial Data

The following is a summary of the quarterly results of operations for the years ended January 31, 2000 and 1999 (unaudited as to quarterly information):


                                                                        Three months ended                  Year ended
----------------------------------------------------------------------------------------------------------------------
Fiscal 2000:                                               April 30      July 31   October 31  January 31   January 31
----------------------------------------------------------------------------------------------------------------------
                                                                   (in thousands, except per share amounts)
Revenues                                                  $159,149     $195,353    $227,845     $250,362     $832,709
Gross profit(a)                                             10,033       10,130       9,758       14,368       44,289
Depreciation and amortization                                4,090        4,232       3,972        4,638       16,932
Earnings before income taxes                                   437          161         241        2,969        3,808
Net earnings                                                   244           90         132        1,589        2,055
Basic and diluted net earnings per share                       .02          .01         .01          .12          .15


                                                                        Three months ended                  Year ended
----------------------------------------------------------------------------------------------------------------------
Fiscal 1999:                                               April 30      July 31   October 31  January 31   January 31
----------------------------------------------------------------------------------------------------------------------
                                                                   (in thousands, except per share amounts)
Revenues                                                  $170,911     $173,230    $159,148     $159,003     $662,292
Gross profit(a)                                              3,486        6,190       9,308       17,588       36,572
Depreciation and amortization                                3,717        3,784       3,889        4,537       15,927
Earnings (loss) before income taxes                        (5,470)      (2,492)         165        8,849        1,052
Net earnings (loss)                                        (3,312)      (1,496)          96        5,278          566
Basic and diluted net earnings (loss) per share              (.25)        (.11)         .01          .39          .04





(a) Gross profit is calculated as sales and operating revenues less cost of sales and operating expenses (excluding depreciation and amortization).

12. Severance Charges

During the year ended January 31, 1999, the Company recorded severance charges aggregating $216,000 related to a reduction in work force of six employees. These amounts are payable through February 2000 pursuant to the Company's severance policy.

During the year ended January 31, 1998, the Company recorded severance charges aggregating $2,175,000 related to the resignations of two of the Company's officers. These amounts are payable over the terms of the severance agreements and aggregate approximately $558,000 per year through June 2000 and $287,000 per year thereafter through October 2002. The agreement with one of the officers includes a covenant not to compete and provides for consulting services.

13. Segment Information

The Company has two reportable segments: Petroleum Marketing and Heating Oil. The Petroleum Marketing segment distributes, markets and sells gasoline and diesel fuel to consumers through a network of 1,291 Getty and other branded retail outlets. The Heating Oil segment sells fuel oil, kerosene and propane, and provides oil burner and related services to residential and commercial customers in the New York Mid-Hudson Valley region. The accounting policies of each business segment are the same as those described in the summary of significant accounting policies (see Note 2).

The financial results of the Petroleum Marketing and Heating Oil segments for the years ended January 31, 2000, 1999 and 1998 are set forth below:


                                                                      For the years ended January 31,
---------------------------------------------------------------------------------------------------------------
                                                     2000                          1999
---------------------------------------------------------------------------------------------------------------
                                                                                      (in thousands)
                                              Petroleum Heating             Petroleum     Heating
                                              Marketing    Oil      Total    Marketing      Oil       Total
---------------------------------------------------------------------------------------------------------------
Sales and operating revenues                  $801,509   $30,542   $832,051   $635,041    $25,713    $660,754
Other income                                       617        41        658      1,487         51       1,538
---------------------------------------------------------------------------------------------------------------
                                               802,126    30,583    832,709    636,528     25,764     662,292
---------------------------------------------------------------------------------------------------------------
Cost of sales and operating expenses
  (excluding depreciation and amortization)    761,735    26,027    787,762    602,725     21,457     624,182
Selling, general and administrative expense     20,727     2,507     23,234     17,622      2,384      20,006
Depreciation and amortization                   16,155       777     16,932     15,498        429      15,927
Interest expense                                   973        --        973        908          1         909
Severance charges                                   --        --         --        216         --         216
Change of control charge                            --        --         --         --         --          --
---------------------------------------------------------------------------------------------------------------
                                               799,590    29,311    828,901    636,969     24,271     661,240
---------------------------------------------------------------------------------------------------------------
Earnings (loss) before provision (credit)
  for income taxes                                2,536    1,272      3,808       (441)     1,493       1,052
Provision (credit) for income taxes               1,167      586      1,753       (204)       690         486
---------------------------------------------------------------------------------------------------------------
Net earnings (loss)                            $  1,369  $   686   $  2,055   $   (237)   $   803    $    566
===============================================================================================================

Identifiable assets                            $160,714  $10,201   $170,915   $ 140,299   $ 9,122    $149,421
Capital expenditures                             19,579      215     19,794      21,180       312      21,492







------------------------------------------------------------------------------
                                                    1998
------------------------------------------------------------------------------

                                             Petroleum    Heating
                                             Marketing      Oil        Total
------------------------------------------------------------------------------
Sales and operating revenues                  $858,656    $32,453    $ 891,109
Other income                                     1,687         47        1,734
------------------------------------------------------------------------------
                                               860,343     32,500      892,843
------------------------------------------------------------------------------
Cost of sales and operating expenses
  (excluding depreciation and amortization)    819,169     28,065      847,234
Selling, general and administrative expense     23,466      2,328       25,794
Depreciation and amortization                   13,341        306       13,647
Interest expense                                   786         --          786
Severance charges                                2,175         --        2,175
Change of control charge                           637         --          637
------------------------------------------------------------------------------
                                               859,574     30,699      890,273
------------------------------------------------------------------------------
Earnings (loss) before provision (credit)
  for income taxes                                 769      1,801        2,570
Provision (credit) for income taxes                416        973        1,389
------------------------------------------------------------------------------
Net earnings (loss)                             $  353    $   828    $   1,181
==============================================================================

Identifiable assets                           $139,440    $ 6,889    $ 146,329
Capital expenditures                            19,014         91       19,105

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of Getty Petroleum Marketing Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and cash flows present fairly, in all material respects, the financial position of Getty Petroleum Marketing Inc. and Subsidiaries (the "Company") at January 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York
March 9, 2000






                                  COMMON STOCK
                Getty Petroleum Marketing Inc. and Subsidiaries

The common stock of Getty Petroleum Marketing Inc., our only outstanding voting security, is traded on the New York Stock Exchange (symbol: "GPM"). At April 18, 2000, there were approximately 3,000 holders of record of our common stock. The price ranges of common stock during the past two fiscal years were as follows:

                                             Price Range
-----------------------------------------------------------
Quarter Ending                              High     Low
-----------------------------------------------------------
January 31, 2000                          $3 1/16   $2 1/16
October 31, 1999                           3 1/2     2 3/4
July 31, 1999                              3 1/2     2 3/4
April 30, 1999                             3 1/2     2 3/16
-----------------------------------------------------------
January 31, 1999                           4 3/8     2 5/8
October 31, 1998                           4 11/16   3 1/4
July 31, 1998                              6 1/2     4 3/8
April 30, 1998                             6 3/4     5 7/8
-----------------------------------------------------------

We have not paid any dividends on our common stock.